
03020139





Storage Engine

Accelerating Information Access

ANNUAL REPORT

2002


Storage Engine
Accelerating Information Access

Dear Fellow Shareholder,

Throughout the past year, the Company has been furthering its document imaging initiatives. This process includes copying/transferring paper, microfilm or other medium and transferring them into digital archived and indexed documents that can be accessed by any authorized user. The benefits are multifold and provide for instant workflow productivity, the reduction of paper files and provides the means for municipal and state agencies to meet their legal mandates on the maintenance of official records.

Today, we are providing or already have provided imaging solutions to municipalities and others in Pennsylvania, New Jersey, Maryland and in Virginia with the United States Army. It is through these successful implementations and reference-able customers that we will be able to further our imaging business and solutions.

We continue to offer our data storage solutions, which are being used by many satisfied clients, such as the American Museum of Natural History in New York which utilizes our solutions to consolidate, serve and store their many data resources.

As you know, the data storage industry has continued to suffer from a decline in revenues. Unfortunately, we have not been immune to these reduced purchases in the commercial markets we serve. Storage Engine continues to offer what we believe to be the best, cost competitive and feature rich data storage technology in the industry. However, despite these extraordinarily competitive times, we remain focused on our new and existing customers and will continue to provide the best products and services available as we pursue every opportunity.

We continued to trim resources in order to focus on our target markets and solutions while reducing costs. The 2002 plan fell short of our expectations. The reality has been that the storage industry has been hit by significantly reduced spending. This combined with our imaging business growing at a slower pace than anticipated, has resulted in reduced revenues and losses for this past year.

Today, we continue the sales of our storage solutions (which are used in our imaging market), while we further our growing imaging business and successes in government and commercial markets. Our goal is to remain focused on our target markets and provide the best solutions available, which will enable us to build revenue and return to profitability as quickly as possible.

Let me thank you, our shareholders, for your continued trust in Storage Engine. Allow me to thank our Board of Directors for helping us through this difficult time along with our dedicated and talented employees for their dedication and continued efforts needed in order to meet our goals.

GREGG AZCUY
President and Chief Executive Officer

FORWARD LOOKING STATEMENTS

The statements contained in this Annual Report on Form 10-K that are not historical facts are forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995). Such forward-looking statements may be identified by, among other things, the use of forward-looking terminology such as "believes," "expects," "may," "will," "should" or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. These forward-looking statements, such as statements regarding anticipated future revenues, capital expenditures, research and development expenditures and other statements regarding matters that are not historical facts, involve predictions. Storage Engine, Inc.'s ("SEI," the "Company," "We," "Us," or "Our") actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements contained in this Annual Report on Form 10-K. Factors that could cause actual results, performance or achievements to vary materially include, but are not limited to: our liquidity and capital resources, component quality and availability, changes in business conditions, changes in our sales strategy and product development plans, changes in the data storage or network marketplace, competition between the Company and other companies that may be entering the data storage host/network attached markets, competitive pricing pressures, continued market acceptance of our open systems products, delays in the development of new technology, and changes in customer buying patterns.

Explanatory Note: All dollar amounts, other than share and per share amounts, are in thousands.

BUSINESS

General

The Company is a provider of document imaging solutions and fault tolerant, cost effective enterprise data storage solutions that serve a wide range of business and government markets. We believe we have significant experience with handling, designing, engineering, architecting, installing and implementing information storage solutions to solve data storage needs. Having manufactured products for OEMs as well as end users, our knowledge and quality practices ensure that our data storage products provide the reliability demanded by our customers. Our goal is to meet and exceed our customers' expectations. The Company earned ISO 9001 certification in 1999 and has continued to maintain this certification status of quality.

Through our knowledge of Direct Attached Storage (DAS), Network Attached Storage (NAS), Storage Area Networks (SAN) and the centralization of those technologies/resources, including disaster recovery and backup technologies, we seek to design and implement the optimal storage solution to meet users' needs, including our data intensive imaging customers. All of our products and services are measured to exacting standards while offering considerable savings. We offer specific solutions, as well as comprehensive information management systems, that make storing, capturing and distributing information easy and affordable, including document conversions, workflow and day forward solutions for private or web enabled content. Our product solutions address centralized data storage, server consolidation, backup enhancements and centralized management of new and existing data storage resources.

We offer complete information storage implementations, from the beginning of the planning process through successful implementation – including 24x7 service and support – all from a single provider.

Our storage products and services include our Synchronix and Synchronism product lines which supplies our customers with fault tolerant storage solutions that store, protect and ensure access to an organization's critical data. Our products include high performance, fault tolerant storage subsystems that meet a wide range of customer applications for Open Systems-based networks, such as NT, MS, UNIX and Linux operating systems and our Raven family of integrated solutions with Sun processors and storage. Our fault tolerant enterprise storage solutions address all three storage markets: DAS, in which the storage device is connected directly to a server; NAS, in which the storage device is installed on a network; SAN, in which the storage device is used in a specialized network. These connectivity options provide our customers the flexibility to choose and deploy a particular storage solution to meet their needs. As data requirements change, customers can migrate their existing storage investments to different connectivity options. We believe our products reduce the total cost of ownership of data storage by allowing end users to use the products across various operating systems.

Our imaging solutions focus on providing our customers with a bundled suite of products and services that solve all of their imaging requirements. In addition to our storage suite of products, we offer a number of services that provide our customers with a total solution for their imaging needs. Such services include on/off site scanning of historical and day forward critical documents, data base management, network and web based services and through strategic partners, software that allows our customers to manage the scanned documents including web based enablers and search engine capabilities.

A number of products resulted from our product development efforts over the last five years, including our Synchronism Storage Management System and Synchronix product lines. Our direct sales force concentrates on sales to commercial end users and Federal and local government end users, including imaging services. Our direct sales force also works with selected Value Added Resellers ("VARs") and assists them in their sales to commercial end users.

On August 20, 2002, we announced our iConsole Synchronism product. The SYSM iConsole features many storage applications such as: fault tolerance, remote replication, improved backups, virtualization, snapshot copy, centralization, and call home alerts. The SYSM iConsole is easy to implement and provides an intuitive interface. This tool will enable many IT managers to get control of their storage and server infrastructure and improve the quality of service. We believe the SYSM iConsole is an ideal solution to all of today's issues facing System and Data Managers.

We were incorporated in New Jersey in February 1980 under the name The Word Store, Inc. Our name was changed to ECCS, Inc. in November 1985. Our name was changed to Storage Engine, Inc. in July 2001. The address of the Company's principal corporate offices is One Sheila Drive, Tinton Falls, New Jersey 07724 and our telephone number is 732-747-6995.

The Storage Engine Approach

We believe that our storage and imaging solutions appeal to the market by providing an enhanced combination of performance and features, which we expect to deliver increasingly through software-based product offerings. The following are the key attributes of our approach:

- Range of Migratable Solutions. We offer a range of products to operate in DAS, NAS and SAN environments which allows our customers to utilize the storage architecture that best suits their requirements. As the data storage needs of our customers expand and evolve, our comprehensive solutions can be redeployed from one environment to another, thereby protecting a customer's storage investment.

- Scalability. Our products provide maximum scalability as a customer's needs change by using a modular approach in designing and configuring our storage solutions. Customers can purchase from 100 gigabytes to multiple terabytes, adding storage capacity as required. This scalability allows us to provide solutions for a broad range of storage requirements, from low capacity users to enterprise-wide environments.

- Competitive Pricing. Our products generally provide end users with the same features as similar solutions, but at a lower cost. In addition, our modular product approach offers customers more attractive initial entry costs.

- Enhanced Data Availability. Our products enhance data availability by offering array-based failover, fault tolerant, multiple host connectivity across various Open Systems platforms, on-line firmware upgrades, on-line systems maintenance and hot-swappable component replacement.

- High Level of I/O Performance. Our products provide a high level of I/O performance by using (i) multiple RAID levels that possess varying performance characteristics, (ii) larger cache sizes to improve speed and (iii) solid state disks for dedicated memory for frequently accessed information.

- Enhanced Data Administration Capabilities. Our products utilize an intuitive, customizable GUI (graphical user interface) which allows for the remote monitoring and management of virtually all functions, including system configuration, cache policies and data rebuild upon system failure. These features allow for the management of data by both sophisticated and unsophisticated users. Our products also provide automatic notification of system errors via a "call home" feature that automatically notifies our customer service personnel by e-mail and paging.

- Imaging. We offer a complete suite of imaging services including our Synchronix and Synchronection product lines. We combine all of the features of our scalability, enhanced data availability and competitive pricing, coupled with our imaging services and software products.

Strategy

Our objective is to further establish and solidify our position in the rapidly growing Open Systems storage market. Our strategic focus centers around serving users whose mission critical applications require high performance and high reliability storage products. We intend to establish the Company as the data storage solution of choice for companies with growing and increasingly complex data needs. Our strategy incorporates the following key elements:

- *Focus Our Direct Sales Channel.* To better address commercial customers and Federal and local government markets, we intend to refine and expand our direct sales team where needed. We believe that a well trained and effective direct sales force will enable us to offer consultative sales and better address customer needs for the markets we serve as well as identify current and future end user needs and enhance opportunities for follow-on sales.

- *Target Commercial Customers With Growing Storage Requirements.* We intend to concentrate our sales efforts on commercial customers with data intensive applications and data rich computing environments. Within the commercial end user market, we will target companies conducting e-commerce, with a specific emphasis on document imaging applications.

- *Superior Pre-Sale and Post-Sale Support.* We have significant technical resources available to assist the sales team and customers in designing and implementing specific data storage solutions needed by the customer. We believe our superior support and service enhances our ability to identify and satisfy our customers' needs.

- *Vertical Imaging Market.* We have identified a vertical imaging market that we are pursuing for our solutions and those of our partners. In this market we are providing a seamless data storage approach for document management and handling with current technology in a cost effective and centralized means. With the addition of several new hires with long term experience in the document imaging business, we believe we have accelerated our ability to provide world class imaging services solutions.

- *Technological Edge.* We believe that we possess substantial technical expertise gained through years of internal research and development, particularly in the area of fault tolerant enterprise storage solutions. We intend to improve upon our current product offerings as well as develop or obtain new products for data storage.

- *Reduce Total Cost of Ownership.* We believe we deliver solutions that reduce the total cost of ownership of data storage. Such cost includes the purchase price and maintenance and management costs over one year. Our competitively priced, high performance enterprise storage solutions are scalable and migrate-able across various operating systems. A customer can further protect its storage investment by redeploying our solutions to and from NAS, DAS and SAN.

Products and Technology

Our core technology provides data-intensive environments with protection against the loss of critical data and provides the performance and reliability characteristics of more expensive solutions at a more competitive price. Our products offer users:

- the ability to deploy in major Open Systems-based networks, such as NT, MS, UNIX and Linux;
- scalable storage capacity;
- fault tolerance;
- fast data transfer rates; and
- ease of storage system management.

Our families of products include the following:

Synchronism Storage Management System, which utilizes our Synchronix 3000 product, and is an enterprise class storage solution/system that aggregates, virtualizes and manages diverse storage resources and provisions these resources over IP. Synchronism provides full redundancy and unifies NAS and SAN to provide the best of SAN-type storage management, while integrating NAS applications in a more extensive and accessible storage network.

Synchronism offers the following major features:

- storage virtualization which allows for the pooling of an enterprise's data storage over different physical storage devices;
- SAN over IP which allows a user to incorporate our SAN offering using Ethernet-based networks such as LANS (local area networks) and WANS (wide area networks) or fibre;
- remote replication/disaster recovery;
- zero-impact back-up; and
- centralized management.

We announced our *iConsole Synchronism* on August 20, 2002. The SYSM iConsole features many storage applications such as: fault tolerance, remote replication, improved backups, virtualization, snapshot copy, centralization, and call home alerts. The SYSM iConsole is easy to implement and provides an intuitive interface. This tool will enable IT many managers to get control of their storage and server infrastructure and improve the quality of service. We believe the SYSM iConsole is an ideal solution to all of today's issues facing System and Data Managers.

SYSM iConsole Models are the: SYSM iConsole 4000 for the data center; SYSM iConsole 4000 HA for high availability; SYSM iConsole 4000 DR for disaster recovery; and SYSM iConsole 4000 TA for tape/backup enhancement.

Synchronix 3000 is our fault-tolerant data storage engine introduced in September 2000 that delivers superior performance in speed, storage capacity, data protection and storage management, along with the advantages of the full-fibre connectivity in the SAN as well as DAS and NAS environments. The Synchronix 3000 achieves real large-block transfer speeds of 190MB per second for two channels and storage capacity of 65TB with three standard 70" cabinets. In addition, the Synchronix 3000 incorporates all of the major features that are found in our Synchronix 2000 product line.

LSI storage products are offered by us including the E4600 2GB fibre array, the industry's fastest performing array, the E4400, and the Continustor product.

Raven is our product family that offers powerful, flexible, all-in-one server storage for departmental, Internet and Intranet requirements. The Raven products are sold primarily to the U.S. Air Force. The Raven products offer high performance and a scalable server which provides for continuous availability with integrated RAID protection.

Products and Solutions under development. We continue to enhance our current product offerings, primarily through integration of third party hardware and software for our Synchronism and Synchronix families of products as well as our imaging vertical solutions.

Document Imaging

We have focused our solutions on the need for rapid, uninterrupted access to information. Our solutions provide first rate results in cost effective document imaging. With all of the variables and choices available in data and document management, the only criteria anyone agrees on is that the system always must be up and running. We believe our products are state-of-the-art and provide seamless, continuous availability of data and documents.

We, along with our selected strategic partners, provide an efficient and economic alternative available to the "how and what" question in managing an ever-growing quantity of paper and microfilm documents. Document imaging alleviates most of the burden, whether facility or economic, in handling the paper and microfilm. Our solution will store and retrieve documents much faster, less expensively, and more easily than the manually processed paper and film.

Our imaging vertical focus provides our customers with a bundled suite of products and services that solve all of their imaging requirements. In addition to our Synchronix suite of products, we offer a number of services that provide our customers with a total solution for their imaging needs. Such services include on/off site scanning of historical and day forward critical documents, data base management, network and web based services and through strategic partners, software that allows our customers to manage the scanned documents including web based enablers and search engine capabilities.

We developed this imaging offering through our experience of design, manufacturing and integration of affordable leading edge, fault tolerant data storage solutions and services for government and industry. We have achieved our customers' design goals in making our storage solutions fault tolerant with optional replication. By providing superior digital imaging technology, we are quickly gaining recognition in the document conversion market. We believe our solutions provide reliability and durability in document management and retrieval.

We believe the concept of document imaging does not have to be complicated. We offer a highly efficient and scalable solution to meet our customer's needs. In the government segment, public buildings were not originally designed to handle the level of foot traffic necessary to conduct today's business and meet the new public access laws. Our imaging solutions enable an immediate realization of cost savings and efficiencies in space utilization while freeing space up for more logical uses. Documents digitized and made available over intra/internet connections greatly reduce the need to accommodate foot traffic or vehicular traffic/parking. The value of document imaging is the ability to retrieve documents and send them back to storage until needed again.

Document imaging further improves the way an organization conducts business. We offer workflow consultation to speed the productivity of the customer's staff. The use of e-documents adds significant enhancement to paper file workflow. Our imaging solutions offer a fast secure way to transmit data, provide an audit trail, ensure security, and enable fast search and retrieval of needed documents. In addition, we can connect our systems into existing networks and can make this content available to all authorized users.

We are developing additional technological advances to further utilize electronic documents in our target markets. We believe we have demonstrated expertise in delivering proven information solutions for years. Our imaging team has the combined experience of digitizing nearly three quarters of a billion pages of paper and microfilm.

The Company initially focused its products and services on the local and county markets for its imaging solutions. While an important first step, we needed to prove our solutions had a broader imaging reach, beyond our local market.

We have expanded our efforts into a six state area comprised of New York, Connecticut, New Jersey, Pennsylvania, Maryland and Virginia. Through this period, we became more familiar with the process that each state follows for procurement, bids and solicitations. In addition, we were able to determine the identity of our competitors in each area.

Sales and Marketing

We market our products directly to commercial, Federal and local government end users and indirectly through our select alternate channel partners.

Direct Sales. Our direct sales efforts focus on commercial and Federal and local government end user accounts, as well as assisting selected VARs in their sales to these end users. Our direct sales team consists of thirteen people. We conduct sales and marketing from our corporate headquarters in New Jersey and from our offices in a few select other locations. We believe that direct sales has a number of advantages, including:

- better customer account penetration, loyalty and diversity;
- opportunities for follow-on sales to our existing customer base;
- opportunities for increased customer referrals; and
- more accurate identification of current and future end user customer requirements with which to guide product specification and development efforts.

We plan to concentrate our sales efforts on customers with data intensive computing environments such as companies conducting e-commerce.

Indirect Sales Through Alternate Channel Partners. Our alternate channel effort is focused on a select few resellers that possess the knowledge, skill or other benefits to help further the sale of our products. We continue to identify resellers that will be able to take advantage of our products and/or offer additional services to end-users. These resellers allow us to market our products on a broader basis.

We also offer software and hardware from other vendors in order to design customized storage solutions and infrastructures needed by our customers.

Customer Support and Service

We provide 24 x 7 technical support services to end users and alternate channel partners. Our technical support specialists provide three "tiers" or "levels" of support, and are able to diagnose and solve technical problems, and to assist customers with systems integration and use. Customers have toll-free telephone access (1-800-2-GET-HLP) to technical specialists who respond to hardware, software and applications questions. We track service reports through a customer database which maintains current status reports as well as historical logs of customer interaction. The "call home" feature of our Synchronix family of products automatically notifies our customer service personnel of any system failure or problem. We provide technical support under annual maintenance contracts which are offered to all of our customers. Technical support includes problem identification, work-around solutions and engineering services.

We further differentiate our company by maintaining ISO 9001 registration for our principal facility. We utilize ISO 9001 standards throughout our organization to consistently maintain high quality design, development, integration and manufacturing, installation and service processes. Our emphasis on providing high quality customer service enhances our sales and marketing efforts and supplier relationships.

Competition

We are engaged in fields within the data processing industry that are characterized by a high level of competition. Competitive factors include:

- relative price/performance;
- product features, quality and reliability;
- speed to market;
- adherence to industry standards;
- financial strength; and
- service, support and reputation.

Many of our competitors have financial, technical, manufacturing, sales, marketing and other resources which are substantially greater than our own. We cannot be certain that we will be able to continue to compete successfully with existing or new competitors. Recent acquisitions of several of our competitors by large companies, consolidation of smaller market participants and other market activities have increased the competition in our marketplace.

In addition, we compete with a broad range of businesses with varying degrees of experience, resources and development, including established computer manufacturers, systems integrators and manufacturers of enterprise storage products and networking products. We compete with different companies depending on the specific application or market. With respect to DAS products, EMC Corp., along with large server vendors such as Compaq and Sun Microsystems, among others, are significant competitors. In the NAS market, our primary competitor is Network Appliance Inc. As we continue to introduce new fault tolerant SAN products, we expect to compete with a number of existing and new competitors introducing products in this emerging market.

Competitive pricing pressures exist in the data storage market and may in the future have an adverse effect on our revenues and earnings. Certain competitors have reduced prices in order to preserve or gain market share. If our competitors continue to make price cuts, our financial results may be adversely affected. We believe that pricing pressures are likely to continue.

Our imaging vertical competitors have typically included small imaging organizations, consulting groups, resellers, and larger players like IBM and EDS for major project opportunities.

Manufacturing and Suppliers

We rely on outside suppliers to supply subassemblies, component parts and computer systems for resale. Our in-house manufacturing consists primarily of light assembly, systems integration, testing and quality assurance.

Certain components used in our products are available only from a limited number of sources. Any delays in obtaining such components could adversely affect our results of operations. We cannot be certain that material problems will not arise in the future with our vendors that could significantly impede or interrupt our business. We cannot be certain that our relationships with our suppliers will continue or that we would be able to obtain alternative sources of supply without a material disruption in our ability to provide products to our customers if our relationships with our existing suppliers are terminated.

We rely on certain distributors to supply us with component products from Sun Microsystems and Seagate Technologies. Although we believe alternative distributors of these products are available, we cannot be certain that we can obtain them on a timely and cost-effective basis. Our primary vendor for these third party products in 2002 was Nu Horizons. During fiscal 2002, purchases from Nu Horizons totaled $408, or 24.7%, of our total purchases. We did not have any purchases from Nu Horizons in 2001. We purchase products from Nu Horizons on a purchase order basis. There are no minimum purchase requirements. This arrangement may be terminated by either party at any time.

The Company has a supply arrangement with Bell Microproducts pursuant to which the Company orders from Bell Microproducts when, and as needed, and on terms negotiated at the time of each such order. There are no minimum purchase requirements. The arrangement may be terminated by either party at any time. In 2001 and 2002, purchases from Bell Microproducts totaled approximately $1,822, or 52.7%, and $387 or 23.4%, of all purchases, respectively.

In February 2003, we once again achieved certification with the International Standard Organization for the new ISO 9001-2000 standard. Since we first attained compliance with ISO 9001-1994 in February 1999, we have remained compliant thereby ensuring strict quality on all of the products offered. This certification, which is evaluated regularly, reflects uniform, industry-wide standards of quality control for manufacturing data storage products. We cannot be certain that we will continue to meet the industry-accepted standards necessary to maintain ISO 9001 certification. A loss of ISO certification may adversely impact net sales to customers that require or prefer ISO certification.

Research and Development

We participate in an industry that is subject to rapid technological change, and our ability to remain competitive depends upon, among other things, our ability to maintain a technological edge. As a result, we have devoted resources to product development. Our research and development expenditures were $3,386, $1,308 and $683 in 2000, 2001 and 2002, respectively. In 2000, $1,274 was capitalized in accordance with the Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed". Zero was capitalized in 2001 and 2002.

Our research and development expenditures are related to the following projects:

- integration of third party hardware and software for the Synchronix and Synchronism families of products;
- improvements to the Synchronism and Synchronix families of products;
- new interface connectivities; and
- improvements to the imaging vertical hardware and software solutions.

Intellectual Property and Other Proprietary Rights

Proprietary protection for our technological know-how, products and product candidates is important to our business. We rely upon patents, trade secrets, know-how and continuing technological innovation to develop and maintain our competitive position. We also rely on a combination of copyright and trade secret protection and non-disclosure agreements to establish and protect our proprietary rights. We have filed numerous patent applications covering various aspects of our Synchronix product family. In addition, we cannot be certain that any patents issued to us will not be challenged, invalidated or circumvented, or that issued patents will provide us with a competitive advantage. Although we continue to implement protective measures and intend to defend our proprietary rights, policing unauthorized use of our technology or products is difficult and we cannot be certain that these measures will be successful.

Although management believes that patents will provide some competitive advantage, our success is dependent to a great extent on our proprietary knowledge, innovative skills, technical expertise and marketing ability. Because of rapidly changing technology, our present intention is not to rely primarily on patents or other intellectual property rights to protect or establish our market position.

In February 2001, we sold the assets related to the SANStar technology, including certain patent applications, to Ciprico, Inc. for aggregate proceeds of approximately $580, including $250 of SANStar capitalization.

In August 2002, we sold a majority of our patents and intellectual property to Veritas Software Corporation of Mountain View, CA for $1,000. We have retained a perpetual, royalty free, non-exclusive license to the patents.

We have registered trademarks for STORAGE ENGINE, RAID 10 PERFORMANCE MANAGER, INTELLIGENT REBUILD, SPLIT MIRROR, EXAMODULE, SYNCHRONIX, INVERSE MIRRORING, SYNCHRONECTION and SPLIT VOLUME. We have applied for trademark registration for SYNCHRONISM and EASY BACKUP. We cannot be certain that trademarks will be issued for such applications.

We require all employees, consultants and contractors to execute non-disclosure agreements as a condition of employment or engagement by us. We cannot be certain, however, that we can limit unauthorized or wrongful disclosures of unpatented trade secret information.

Employees

In response to market conditions, we reduced our workforce by up to 40% across most departments during the first quarter of 2001. We announced on February 11, 2002 that we had further reduced our staff by seventeen. These reductions did not affect our sales and marketing departments. As a result, we took a charge of approximately $100 in the first quarter of 2002.

As of March 15, 2003, we employed 38 persons, of whom 13 were engaged in marketing and sales; 4 in engineering and research and development; 8 in operations, including customer and technical support, manufacturing and fulfillment; 5 in professional services; and 8 in finance, administration and management. None of our employees are covered by collective bargaining agreements. We believe our streamlined workforce will enable us to meet our business objectives on a more competitive basis. We also believe that we have been successful in retaining skilled and experienced personnel; however, competition for such personnel is intense. Our future success will depend in part on our ability to continue to attract, retain and motivate highly qualified technical, manufacturing, marketing and management personnel. We consider relations with our employees to be good.

Additional Factors That May Affect Future Results

We rely substantially on key customers.

Our customer base is highly concentrated. Our top 10 customers in 2000, 2001 and 2002 accounted for, in the aggregate, approximately 64.5%, 79.3%, and 78.4% respectively, of net sales in those periods. Sales to the U.S. Air Force, through Federal integrators, accounted for 30.5%, 47.2% and 42.6% of net sales in 2000, 2001 and 2002, respectively. Federal integrators are government contractors who sell directly to U.S. government entities. We believe that a substantial portion of our net sales and gross profits will continue to be derived from sales to a concentrated group of customers. However, the volume of sales to a specific customer is likely to vary from period to period, and a significant customer in one period may not purchase our products in a subsequent period. In general, there are no ongoing written commitments by customers to purchase our products. All of our product sales are made on a purchase order basis. Our net sales in any period generally have been and likely will continue to be in the near term, derived from a relatively small number of sales transactions. Therefore, the loss of one or more major customers could materially adversely affect our results of operations.

We may require additional financing to continue operations which may be difficult to obtain and may dilute our existing owners' interests.

We may need significant financing to grow our business. Historically, we have operated with cash from our initial public offering, cash from the private sales of securities and cash flow from operations. Our cash balance was $2,799 at December 31, 2002.

If we cannot raise more funds, we could be required to reduce our capital expenditures, scale back our research and product developments, reduce our workforce and license to others products or technologies we would otherwise seek to commercialize ourselves.

We may seek additional funding through collaborative arrangements, borrowing money and by the sale of additional equity securities. Any sales of additional equity securities are likely to result in further dilution to our then existing shareholders. Further, if we issue additional equity securities, the new equity securities may have rights, preferences or privileges senior to those of existing holders of our capital stock. Alternatively, we may borrow money from conventional lenders, possibly at high interest rates, which may affect the value of our common stock. Despite our efforts, funding may not be available to us at all or only on terms that are unacceptable to us. We also could be required to seek funds through arrangements with collaborative partners or others that may require us to relinquish rights to certain of our technologies or products which we would otherwise pursue on our own.

The Federal government's investigation into Federal government purchasing could affect our sales to the U.S. Air Force.

In late January 2000, we received a subpoena from the United States Attorney's Office in Boston, Massachusetts for the production of documents in connection with an investigation into Federal government purchasing. We have been and intend to continue cooperating with the investigation and are complying fully, and intend to continue to comply fully, with the subpoena. We sell computer products to companies which are used by the Federal government to supply computer products to the U.S. Air Force. In addition, subpoenas were received by several of our employees, including certain officers, who have testified before the grand jury. It appears that one avenue of inquiry involves the relationships and transactions of various suppliers, manufacturers (including us), and other companies, with companies that provide product and product-related services to the U.S. Air Force. We understand that the government's inquiry includes a review of the conduct of such companies and their officers and employees. We believe that we have not violated any Federal laws in connection with our sale of computer products ultimately received by the U.S. Air Force.

In October 2000, one of the integrators to which we sell our products, KKP Corp., and its president pled guilty to Federal charges of mail fraud and conspiracy to defraud the United States in connection with the sale of computer products and related services to the U.S. Air Force. We are referred to in the court papers (known as the "Information") in such case. The Information states that the defendants periodically issued invoices to us for fictitious services to the U.S. Air Force that were never provided and passed such payments along to co-conspirators. The Information also states that one of the co-conspirators caused us "to pay a kickback of five hundred dollars for each unit sold to the Air Force, with the proceeds going to the benefit of the co-conspirators." We are not identified as a co-conspirator in the Information. We believe that we had a reasonable basis to believe these services to the U.S. Air Force were performed; that all payments made by us to KKP Corp. were properly authorized; and that we have not violated any Federal laws in connection with our sale of computer products to KKP Corp. which were ultimately received by the U.S. Air Force.

In October 2000, two employees of a company which assisted the Air Force in procuring computer-related products and other related parties were indicted on multiple Federal charges, including wire fraud, conspiracy to defraud the United States and money laundering in connection with the sale of computer products and related services from several vendors, including us, to the U.S. Air Force. The defendants in the Indictment appear to be the co-conspirators referred to in the Information. We are referred to in the Indictment in terms similar to the Information. We believe that we had a reasonable basis to believe the services to the U.S. Air Force billed by some of the defendants in the Indictment were performed; that all payments made by us to any of the defendants in the Indictment were properly authorized; and that we have not violated any Federal laws in connection with our sale of computer products which were ultimately received by the U.S. Air Force.

In December 2000, the United States Attorney's Office in Boston, Massachusetts advised us through our attorneys that the United States government has no present intentions of filing charges against us or any of our employees. We continue to believe that we have not violated any Federal laws in connection with our sale of computer products which were ultimately received by the U.S. Air Force.

In late 2002, the Company was contacted through its counsel by an Assistant United States Attorney in the Civil Division of the United States Attorney's office in Boston who raised the question of whether the Company had civil responsibility to the government for the events described above. The government indicated its belief that it may have civil causes of action against the Company under Federal, state and common law arising from or in connection with the work performed for, and billings to, the Federal government. Discussions are ongoing between the government and Company counsel regarding the merits of such causes of action and the possible settlement of the same prior to any possible litigation.

We have experienced substantial variability of our quarterly operating results which we expect will continue.

Our quarterly operating results have fluctuated, and will continue to fluctuate, significantly from period to period depending upon factors such as the success of our efforts to expand our customer base, changes in and the timing of expenditures relating to the continued development of products, changes in pricing policies by us and by our competitors and certain other factors. As a result, it is possible that in some future quarters our operating results may be below the expectations of investors and securities analysts. If this happens, the trading price of our common stock could decline. Due to the relatively fixed nature of certain of our costs, a decline in net sales in any fiscal quarter typically results in lower profitability in that quarter. Quarterly fluctuations in sales to the U.S. Air Force are the result of several factors over which we have no control, including funding appropriations and departmental approvals. Although we do not anticipate that the U.S. Air Force will continue to purchase from us at historical levels, either in absolute dollars or as a percentage of net sales, we believe that sales to the U.S. Air Force will continue to comprise a significant portion of our net sales. In addition, our direct sales cycle (including sales to Federal end users) is less predictable than our indirect sales through our alternate channel partners.

Because we generally ship products within thirty days of receiving an order, we do not customarily have a significant backlog. Based on the timing of such product shipments, we do not believe that projects in process at any one time are a reliable indicator or measure of expected future revenue. None of our customers have minimum purchase requirements.

We may not be able to keep pace with anticipated rapid technological change.

- The market for our fault tolerant enterprise storage solutions is characterized by: rapid technological change; evolving industry standards; changing customer preferences; and new product and service introductions.

Both the needs of potential customers and the technologies available for meeting those needs can change significantly within a short period of time. Our future success will depend on our ability to develop solutions that keep pace with changes in the markets in which we compete. Any failure on our part to respond quickly, cost-effectively and sufficiently to these changes could render our existing products, services or technologies non-competitive or obsolete. Even if we develop new products, services or technologies, we may not be successful in the marketplace.

Demand for our fault tolerant enterprise storage solutions depends principally upon the demand for Open Systems-based networks, such as NT, UNIX and Linux operating systems. Although we expect the industry to continue to expand, our business may be adversely affected by a decline in the sales growth of Open Systems-based networks targeted by us.

There may be a lack of market acceptance for our new products.

We believe that our success depends, in part, on our ability to: enhance existing products; develop new products that maintain technological leadership; meet a wide range of changing customer needs; and achieve market acceptance.

Our business will be adversely affected if we fail to maintain, train and hire, as needed, our direct sales force, introduce new products in a timely or cost-effective manner, increase the functionality of our existing products to meet customers' needs or remain price competitive. We cannot be certain that we will be successful in our product development efforts or, even if successful, whether our products will achieve market acceptance.

We may not be able to expand our sales and distribution channels.

During 1998, we shifted our sales and marketing focus to the development of our direct sales channel from our previous use of alternate channel partners. During the prior three years, we had focused our sales and marketing efforts through our primary alternate channel partners, Unisys and Tandem. As a result of industry consolidation and competitive factors, sales to Unisys and Tandem declined significantly in 2000 and 2001. Our direct sales force concentrates on sales to commercial end users, the U.S. Air Force and other Federal government end users. Our direct sales force also recruits selected VARs and assists them in their sales to commercial end users. In addition, during the later part of 2001 and early in 2002, we began an initiative to pursue the data intensive vertical imaging market. With respect to this imaging market focus, we hired several individuals with imaging services experience. Whether we can successfully sell our products and services and enter new markets will depend on our ability to: hire and maintain adequate direct sales personnel; develop and enhance relationships with new and existing customers and resellers; and develop software-based products attractive to large data users and alternate channel partners.

We cannot be certain that new relationships with alternate channel partners will be established. Furthermore, we cannot be certain that our alternate channel partners will not develop or market products in the future that compete with our products.

The markets we serve are highly competitive.

We are engaged in fields within the data processing industry that are characterized by a high level of competition. Competitive factors include: relative price/performance; product features, quality and reliability; speed to market; adherence to industry standards;financial strength; and service, support and reputation.

Many of our competitors have financial, technical, manufacturing, sales, marketing and other resources which are substantially greater than our own. We cannot be certain that we will be able to continue to compete successfully with existing or new competitors. Recent acquisitions of several of our competitors by large companies, mergers of smaller market participants and other market activities have increased the competition in our marketplace.

In addition, we compete with a broad range of businesses with varying degrees of experience, resources and development, including established computer manufacturers, systems integrators and manufacturers of enterprise storage products and networking products. We compete with different companies depending on the specific application or market. With respect to DAS products, EMC Corp., along with large server vendors such as Compaq and Sun Microsystems, are significant competitors. In the NAS market, our primary competitor is Network Appliance Inc. As we continue to introduce our fault tolerant SAN products, we expect to compete with a number of existing and new competitors introducing products in this emerging market.

Competitive pricing pressures exist in the data storage market and may in the future have an adverse effect on our revenues and earnings. Certain competitors have reduced prices in order to preserve or gain market share. If our competitors continue to make price cuts, our financial results may be adversely affected. We believe that pricing pressures are likely to continue.

The liquidity of our common stock could be adversely affected because we were delisted from the Nasdaq SmallCap Market.

On May 23, 2002, the Nasdaq Qualifications Staff notified the Company that it did not comply with either the minimum net tangible assets or the minimum stockholders' equity requirements for continued listing set forth in Market Place Rule 4310(2)(B). The Company began trading on the Over-the-Counter Bulletin Board (OTCBB) effective with the opening of business on October 3, 2002.

Investors may find it more difficult to dispose of or obtain accurate quotations as to the market value of our common stock. In addition, we would be subject to a Rule promulgated by the Securities and Exchange Commission that, if we fail to meet criteria set forth in such Rule, imposes various practice requirements on broker-dealers who sell securities governed by the Rule to persons other than established customers and accredited investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transactions prior to sale. Consequently, the Rule may deter broker-dealers from recommending or selling our common stock, which may further affect the liquidity of our common stock.

Trading on the OTCBB may make trading our shares more difficult for investors, potentially leading to further declines in our share price. It could also make it more difficult for us to raise additional capital. Further, if we may also incur additional costs under state blue sky laws in connection with any sales of our securities.

We depend on outside vendors to supply our products.

We rely on outside suppliers to supply subassemblies, component parts and computer systems for resale. Our in-house manufacturing consists primarily of light assembly, systems integration, testing, and quality assurance.

Certain components used in our products are available only from a limited number of sources. Any delays in obtaining such components could adversely affect our results of operations. We cannot be certain that material problems will not arise in the future with our vendors that could significantly impede or interrupt our business. We cannot be certain that our relationships with our suppliers will continue or that we will be able to obtain alternative sources of supply without a material disruption in our ability to provide products to our customers if our relationships with our existing suppliers are terminated.

We rely on certain distributors to supply us with component products from Sun Microsystems and Seagate Technologies. Although we believe alternative distributors of these products are available, we cannot be certain that we can obtain them on a timely and cost-effective basis.

We have been operating as an imaging services provider for a limited period of time and have a history of losses.

From our inception until 1994, our principal business was the sale of NCR products to AT&T business units as a VAR. During 1994, as a result of AT&T's acquisition of NCR, AT&T discontinued purchasing our products. We then undertook a product development initiative to reposition ourselves as a provider of fault tolerant enterprise storage solutions. During 1996, we completed our repositioning and began selling our fault tolerant enterprise storage solutions. In 2001, we began the marketing of our products into the data intensive imaging market. Accordingly, we have a limited operating history within our current line of business.

We incurred net losses of $12,855, $2,430,and $2,530 in fiscal 2000, 2001 and 2002 respectively. Although we had net income of $1,952 in 1999, we cannot be certain that we will be able to attain profitable levels of operations in the future.

Our success is dependent upon our key management, marketing, sales and technical personnel.

Our future depends, in large part, upon the continued service of the key members of our management team, as well as marketing, sales and technical personnel. During fiscal 2000, our executive officers agreed to salary reductions. In January 2001, we reduced our workforce by up to 40% across most departments. We announced on February 11, 2002, that we had further reduced our staff by 17; however, we believe that we have retained the personnel who are key to achieving our goals and implementing our strategies. These reductions did not affect our sales and marketing departments. As a result, we took a charge of approximately $100 in the first quarter of 2002.

Equally important is our ability to attract and retain new management and other personnel. Competition for such personnel is intense, and there can be no assurance that we will be able to retain our key employees or that we will be successful in attracting and retaining new personnel in the future. None of our executive officers have entered into an employment agreement. The loss of any one or more of our key personnel or the failure to attract and retain key personnel could have a material adverse effect on our business.

We have only limited protection of intellectual property rights.

Our future success depends in part upon our intellectual property, including patents, trade secrets, know-how and continuing technological innovation. We cannot be certain that the steps taken by us to protect our intellectual property will be adequate to prevent misappropriation or that others will not develop competitive technologies or products. We have filed numerous patent applications covering various aspects of our Synchronix product family. In addition, we cannot be certain that any patents issued to us will not be challenged, invalidated or circumvented, or that issued patents will provide us with a competitive advantage. Although we believe that our products and technology do not infringe upon proprietary rights of others, we cannot be certain that third parties will not assert infringement claims in the future or that such claims will not be successful. Although we continue to implement protective measures and intend to defend our proprietary rights, policing unauthorized use of our technology or products is difficult and we cannot be certain that these measures will be successful.

We may not be able to comply with industry standards.

We design our products to comply with standards adopted by our industry, the Storage Network Industry Association (SNIA) and the Fibre Channel Alliance (FCA). We work closely with SNIA and FCA to ensure that our products are compatible with industry standards. We cannot be certain that standards from other standards-setting bodies will not become industry-accepted standards. A shift in industry standards could have a material adverse effect on our operations.

In February 2003, we again achieved certification with the International Standard Organization for the new ISO 9001-2000 standard. Since the Company first attained compliance with ISO 9001-1994 in February 1999, it has remained compliant thereby ensuring strict quality on all the products offered. This certification, which is evaluated regularly, reflects uniform, industry-wide standards of quality control for manufacturing data-storage products. We cannot be certain that we will continue to meet the industry-accepted standards necessary to maintain ISO 9001 certification.

Potential volatility of our stock price.

The market price of the shares of our common stock has been, and in the future may be, highly volatile. Some factors that may affect the market price include: actual or anticipated quarterly fluctuations in our operating results; changes in recommendations or earnings estimates by securities analysts; announcements of technological innovations or new commercial products or services by us or our competitors; and general market or economic conditions.

This risk may be heightened because our industry is characterized by rapid technological change and susceptible to the introduction of new competing technologies or competitors. In addition, equity securities of many technology companies have experienced significant price and volume fluctuations. These price and volume fluctuations often have been unrelated to the operating performance of the affected companies. Volatility in the market price of our common stock could result in securities class action litigation. This type of litigation, regardless of the outcome, could result in substantial cost and a diversion of management's attention and resources. We have certain anti-takeover defenses that could delay or prevent an acquisition.

Our certificate of incorporation and New Jersey law contain provisions that could make it more difficult for a third party to acquire control of us, even if such change of control would be beneficial to our shareholders. For example, our certificate of incorporation authorizes 3,000,000 shares of preferred stock, of which 2,231,250 shares are designated Series A Preferred and 768,750 shares remain undesignated. Subject to certain rights held by our Series A Preferred shareholders, our board of directors may issue the undesignated preferred shares on such terms and with such rights, preferences and designations as our board may determine without further action by our shareholders. In addition, certain "anti-takeover" provisions of the New Jersey Business Corporation Act restrict the ability of certain shareholders to affect a merger or business combination or obtain control of us. These provisions could discourage bids for shares of our common stock at a premium as well as create a depressive effect on the market price of the shares of our common stock.

We do not expect to pay cash dividends on our common stock.

We have never paid, and do not anticipate paying, any cash dividends on our common stock for the foreseeable future. Our factoring facility with GMAC restricts our ability to pay certain dividends without its prior written consent. Unless we pay dividends, our shareholders will not be able to receive a return on their shares unless they sell them.

PROPERTIES

Our executive and business development office is in Tinton Falls, New Jersey. We believe that our current facilities are adequate to support our existing operations. We also believe that we will be able to obtain suitable additional facilities on commercially reasonable terms on an "as needed" basis. During 2002, the Company consolidated its two Tinton Falls, New Jersey facilities into one location and negotiated a settlement which released the Company from any and all obligations associated with the vacated facility. As part of such settlement, the Company paid $71 to the landlord.

We occupy the following properties, which are all leased:

Location	Approximate Area (in sq. feet)	Use	Nature of Occupancy
Tinton Falls, New Jersey	22,000	Executive Office, R&D, Manufacturing Business Development	Lease expires 12/31/05 with a four-year renewal option.
Falls Church, Virginia	500	Sales Office	Lease expires on 12/31/03.

LEGAL PROCEEDINGS

In late January 2000, we received a subpoena from the United States Attorney's Office in Boston, Massachusetts for the production of documents in connection with an investigation into Federal government purchasing. We have been and intend to continue cooperating with the investigation and are complying fully, and intend to continue to comply fully, with the subpoena. We sell computer products to companies which are used by the Federal government to supply computer products to the U.S. Air Force. In addition, subpoenas were received by several of our employees, including certain officers, who have testified before the grand jury. It appears that one avenue of inquiry involves the relationships and transactions of various suppliers, manufacturers (including us), and other companies, with companies that provide product and product-related services to the U.S. Air Force. We understand that the government's inquiry includes a review of the conduct of such companies and their officers and employees. We believe that we have not violated any Federal laws in connection with the sale of computer products ultimately received by the U.S. Air Force.

In October 2000, one of the integrators to which we sell our products, KKP Corp., and its president pled guilty to Federal charges of mail fraud and conspiracy to defraud the United States in connection with the sale of computer products and related services to the U.S. Air Force. We are referred to in the court papers (known as the "Information") in such case. The Information states that the defendants periodically issued invoices to us for fictitious services to the U.S. Air Force that were never provided and passed such payments along to co-conspirators. The Information also states that one of the co-conspirators caused us "to pay a kickback of five hundred dollars for each unit sold to the Air Force, with the proceeds going to the benefit of the co-conspirators." We are not identified as a co-conspirator in the Information. We believe that we had a reasonable basis to believe these services to the U.S. Air Force were performed; that all payments made by us to KKP Corp. were properly authorized; and that we have not violated any Federal laws in connection with our sale of computer products to KKP Corp., which were ultimately received by the U.S. Air Force.

In October 2000, two employees of a company which assisted the Air Force in procuring computer-related products and other related parties were indicted on multiple Federal charges, including wire fraud, conspiracy to defraud the United States and money laundering in connection with the sale of computer products and related services from several vendors, including us, to the U.S. Air Force. The defendants in the Indictment appear to be the co-conspirators referred to in the Information. We are referred to in the Indictment in terms similar to the Information. We believe that we had a reasonable basis to believe the services to the U.S. Air Force billed by some of the defendants in the Indictment were performed; that all payments made by us to any of the defendants in the Indictment were properly authorized; and that we have not violated any Federal laws in connection with our sale of computer products which were ultimately received by the U.S. Air Force.

In December 2000, the United States Attorney's Office in Boston, Massachusetts advised us through our attorneys that the United States government has no present intentions of filing charges against us or any of our employees. We continue to believe that we have not violated any Federal laws in connection with our sale of computer products which were ultimately received by the U.S. Air Force.

In late 2002, the Company was contacted through its counsel by an Assistant United States Attorney in the Civil Division of the United States Attorney's office in Boston who raised the question of whether the Company had civil responsibility to the government for the events described above. The government indicated its belief that it may have civil causes of action against the Company under Federal, state and common law arising from or in connection with the work performed for, and billings to, the Federal government. Discussions are ongoing between the government and Company counsel regarding the merits of such causes of action and the possible settlement of the same prior to any possible litigation.

We continue to work closely with, sell to, and seek solutions for, our customer, the U.S. Air Force. We cannot be certain that our sales and operating results will not be adversely affected by the investigation discussed above.

In September 1999, we entered into a Master Sale Agreement with Hitachi Computer Products (America), Inc. Pursuant to such agreement, Hitachi began assembling the Synchronix 2000 in January 2000. The agreement does not contain specific quantity commitments and purchases are made on a purchase order basis. The agreement does not include any long-term commitment by either party. In 1999, purchases from Hitachi totaled $2,540, or 10.3%, of all purchases. In 2000, such purchases totaled $1,053, or 6.6%, of all purchases, and in 2001, such purchases totaled $155, or 4.5%, of all purchases.

On June 22, 2001 we notified Hitachi of our intent to terminate the Master Sale Agreement as of September 22, 2001 in accordance with the requirements of said agreement. We used Hitachi to assemble our Synchronix 2000 products. We have been assembling the Synchronix product previously assembled by Hitachi in our New Jersey facility. Hitachi was refusing to deliver certain goods which we had paid for in full. On October 10, 2001, we filed suit against Hitachi in Federal District Court in New Jersey seeking specific performance on the delivery of such goods. In December 2001, both parties agreed to resolve this matter in binding arbitration. As part of this arbitration agreement, Hitachi agreed to deliver to us the goods which we had paid for in full. We agreed to post a letter of credit in the amount of $162 representing Hitachi's claim against us associated with the purchase of excess component parts used to assemble our product. On February 28, 2003, the Decision of Arbitrator was received awarding Hitachi $24, which was offset by attorney fees awarded to us in the amount of $6, resulting in a sum payable to Hitachi of $18.

SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable.

MARKET FOR THE COMPANY'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Pursuant to a decision of the Nasdaq Qualifications Panel, we transferred the listing of our common stock from the Nasdaq National Market to the Nasdaq SmallCap Market, effective July 5, 2001, subject to certain exceptions. On July 10, 2001, we announced the approval of a 1:6 reverse stock split effective on the close of business on Friday, July 20, 2001, pursuant to which one new share of our common stock was issued in exchange for each six outstanding shares of common stock. Our post-split common stock began trading on the Nasdaq SmallCap Market under the symbol "SENGC" on July 23, 2001 and continued to trade under this symbol during an exception period granted by Nasdaq. Nasdaq notified the Company on August 10, 2001 that we had satisfied the Nasdaq SmallCap Market continued listing requirements and, on August 14, 2001, our common stock began trading without exception on the Nasdaq SmallCap Market under the symbol "SENG".

On May 23, 2002, the Nasdaq Qualifications Staff notified the Company that it did not comply with either the minimum net tangible assets or the minimum stockholders' equity requirements for continued listing set forth in Market Place Rule 4310(2)(B). The Company began trading on the Over-the-Counter Bulletin Board (OTCBB) effective with the opening of business on October 3, 2002. The trading symbol remains SENG.

The following table sets forth the high and low sales price for the common stock for each of the quarters since December 31, 1999 as adjusted to reflect the 1:6 stock split. Such quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions. As our common stock no longer trades on an exchange, we are required to report in future filings our high and low bid information.

	High	Low
Fiscal Year Ended December 31, 2001		
First Quarter	$ 0.875	$ 0.281
Second Quarter	1.070	0.410
Third Quarter	4.140	1.500
Fourth Quarter	4.950	0.970
Fiscal Year Ended December 31, 2002		
First Quarter	1.480	0.500
Second Quarter	1.430	0.820
Third Quarter	1.150	0.400
Fourth Quarter	1.010	0.100

On March 28, 2003, the last reported sale price of our common stock as reported by the OTCBB was $0.70 per share. As of March 28, 2003, the approximate number of holders of record of our common stock was 172.

We have never paid, and do not anticipate paying, any cash dividends on our common stock for the foreseeable future. Our factoring facility with GMAC restricts our ability to pay certain dividends without its prior written consent.

As of December 31, 2002, we had 1,848,328 shares outstanding of our 6% Cumulative Convertible Preferred Stock, Series A (the "Series A Preferred Stock"). Each share of Series A Preferred Stock was initially convertible, at the option of its holder, at any time after issuance, into eight shares of our common stock. As a result of the one-for-six reverse stock split of our common stock, effective July 20, 2002, each share of Series A Preferred Stock is currently convertible into one and one-third (1 1/3) shares of the our common stock. The conversion ratio is subject to adjustments under certain conditions. During 2001 and 2002, respectively, 408,125 and 128,141 shares of Series A Preferred Stock were converted into 544,167 and 167,420 shares of common stock at the request of certain Series A Preferred Stock shareholders. The Series A Preferred Stock is automatically convertible upon the consummation of our sale of common stock in a public offering that meets certain terms. The holders of Series A Preferred Stock are entitled to vote on all matters that the holders of our common stock are entitled to vote upon, on an as-converted to common stock basis. In addition, the vote of 66 2/3% of the holders of Series A Preferred Stock is required in certain circumstances. The Series A Preferred Stock ranks senior to the common stock with respect to dividends and upon liquidation, dissolution, winding up or otherwise. The holders of the outstanding shares of Series A Preferred Stock are entitled to receive, out of funds legally available for the payment of dividends, quarter-annual dividends. Each quarter-annual dividend is computed by dividing the annual dividend rate of $0.12 per share by four and is payable in cash or, at the option of the Company, in shares of Series A Preferred Stock. Series A Preferred Stock dividends are cumulative, whether or not declared, and are compounded at an annual rate of 6% on the unpaid cumulative balance. No dividends may be paid or declared upon junior securities, including our common stock, unless full cumulative dividends on all outstanding shares of Series A Preferred Stock are paid or have been set apart. Dividends may be declared on parity securities, only if dividends are also declared on the Series A Preferred Stock ratably in proportion to accumulated and unpaid dividends. On November 29, 2001, the Board of Directors declared dividends in arrears valued at $193 to be paid in additional shares of Series A Preferred Stock associated with the March 15, June 15, September 15 and December 15, 2001 dividend payments. As a result, the Company issued 96,367 shares of Series A Preferred Stock on January 28, 2002. On April 26, July 25 and September 26, 2002, the Board of Directors declared dividends valued at $57 for each declaration paid in additional shares of Series A Preferred Stock. As a result, the Company issued 28,561 and 28,416 shares of Series A Preferred Stock for the March 15 dividend payment and the June 15 dividend payment, respectively. As of December 31, 2002, 28,574 shares of Series A Preferred Stock associated with the September 15 dividend payment have not been issued.

As of December 31, 2002, approximately $67 of dividends had accumulated and have not been declared and paid representing dividends in arrears for the period from September 16, 2002 through December 31, 2002. On January 23, 2003, the Board of Directors declared dividends valued at approximately $57 relating to the quarterly period through December 15, 2002.

The Series A Preferred Stock is subject to mandatory redemption by the Company four years after its issuance. The Series A Preferred Stock may also be redeemed at the option of the Company or the holder under certain conditions. Subject to certain conditions, holders of Series A Preferred Stock have a right of first offer with respect to the issuance of any new securities which would reduce such holder's holdings by 10% or more.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data as of and for the five years ended December 31, 2002 are derived from our audited consolidated financial statements. Historical results are not necessarily indicative of results to be expected for any future period. The selected consolidated financial data set forth below should be read in conjunction with the Consolidated Financial Statements and Notes thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Annual Report on Form 10-K.

	Year Ended December 31,				
	1998	1999	2000	2001	2002
	(in thousands, except per share amounts)				
Statement of Operations Data:					
Net sales	$ 28,466	$ 39,761	$ 15,022	$ 10,022	$ 5,413
Cost of sales	20,452	26,777	15,268	6,168	3,606
Gross profit (deficit)	8,014	12,984	(246)	3,854	1,807
Selling, general and administrative expenses	8,378	9,693	10,925	5,588	4,901
Research and development expenses	2,683	1,939	2,112	1,308	683
Operating income (loss)	(3,047)	1,352	(13,283)	(3,042)	(3,777)
Gain on sale of certain patents & Intellectual property	--	--	--	--	1,000
Gain on sale of SANStar	--	--	--	284	--
Net interest income (expense)	390	162	193	66	(1)
(Loss) income before income tax benefit	(2,657)	1,514	(13,090)	(2,692)	(2,778)
Income tax benefit	--	(438)	(235)	(262)	(248)
Net (loss) income	(2,657)	1,952	(12,855)	(2,430)	(2,530)
Preferred dividends and accretion	--	--	--	(4,625)	(227)
Net (loss) income applicable to common shares	$ (2,657)	$ 1,952	$ (12,855)	$ (7,055)	$ (2,757)
Net (loss) income per share before extraordinary item – basic	$ (1.45)	$ 1.06	$ (6.71)	$ (3.56)	$ (1.07)
Net (loss) income per share – basic	$ (1.45)	$ 1.06	$ (6.71)	$ (3.56)	$ (1.07)
Net (loss) income per share before extraordinary item – diluted	$ (1.45)	$ 0.98	$ (6.71)	$ (3.56)	$ (1.07)
Net (loss) income per share – diluted	$ (1.45)	$ 0.98	$ (6.71)	$ (3.56)	$ (1.07)
Weighted average common shares outstanding – basic	1,828	1,849	1,915	1,982	2,577
Weighted average common shares outstanding – diluted	1,828	1,996	1,915	1,982	2,577

	December 31,				
	1998	1999	2000	2001	2002
	(in thousands)				
Balance Sheet Data:					
Cash	$ 5,374	$ 7,993	$ 2,221	$ 3,146	$ 2,799
Working capital	11,969	14,200	3,467	5,533	3,398
Total assets	21,374	23,231	9,632	8,077	6,435
Loans payable and payable to Finova Capital	1,231	968	276	66	484
6% cumulative convertible preferred stock Series A	--	--	--	3,839	3,754
Shareholders' equity	$ 15,232	$ 17,701	$ 5,145	$ 2,627	$ 189

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

Overview

Storage Engine, Inc. is a provider of document imaging solutions and fault tolerant, cost effective enterprise data storage solutions that serve a wide range of business and government markets. We believe we have significant experience with handling, designing, engineering, architecting, installing and implementing information storage solutions to solve data storage needs. Having manufactured products for OEMs as well as end users, our knowledge and quality practices ensure that our data storage products provide the reliability demanded by our customers. Our goal is to meet and exceed our customers' expectations. We achieved ISO 9001 certification in 1999 and have continued to maintain this certification status of quality.

In June 2000, we introduced SANStar, a file aware storage architecture intended to unify disparate data, including NAS and SAN. In the fourth quarter of 2000, we discontinued our SANStar development effort due to EMC's purchase of CrosStor, the supplier of the Real Time Operating System (RTOS) used in SANStar. The SANStar product did not account for any revenues, but represented a substantial portion of engineering costs in 2000. The total amount of SANStar capitalization of $1,988 was written down to $250 in December 2000. In February 2001, we sold the assets related to the SANStar technology, including certain patent applications, to Ciprico, Inc. for aggregate proceeds of approximately $580, including $250 of SANStar capitalization.

We have identified a vertical imaging market that we are pursuing for our solutions and those of our partners. In this market we are providing a seamless data storage approach for document management and handling with current technology in a cost effective and centralized means. With the addition of several new hires with long term experience in the document imaging business, we believe we have accelerated our ability to provide world class imaging services solutions.

In August 2002, we sold a majority of our patents and intellectual property to Veritas Software Corporation of Mountain View, CA for $1,000. We have retained a perpetual, royalty free, non-exclusive license to the patents.

Sales to the U.S. Air Force accounted for approximately 30.5%, 47.2% and 42.6% of net sales in 2000, 2001 and 2002, respectively. Although we do not anticipate that the U.S. Air Force will continue to purchase from us at historical levels, either in absolute dollars or as a percentage of net sales, we believe that sales to the U.S. Air Force will continue to comprise a significant portion of our net sales. Quarterly fluctuations in sales to the U.S. Air Force are the result of several factors over which we have no control, including funding appropriations and departmental approvals. We cannot be certain that our sales to the U.S. Air Force through Federal integrators will not be adversely affected by the investigation discussed in Item 3. Legal Proceedings.

The following table sets forth, for the periods indicated, the net sales derived from each of our sales channels:

	Year Ended December 31,		
	2000	2001	2002
		(in thousands)	
Commercial, other Federal customers, and alternate channel partners	$ 10,446	$ 5,293	$ 2,682
U.S. Air Force	4,576	4,729	2,307
Imaging	--	--	424
	$ 15,022	$ 10,022	$ 5,413

Our commercial, other Federal and imaging sales include sales through select resellers. All sales to the U.S. Air Force are through Federal integrators. Federal integrators are government contractors who sell directly to U.S. government entities.

Neither we nor any person acting on our behalf, has, in this Annual Report on Form 10-K or otherwise, publicly disclosed material information that includes a non-GAAP financial measure.

Critical Accounting Policies, Estimates and Risks

Financial Reporting Release No. 60, which was released by the Securities and Exchange Commission (SEC), requires all companies to include a discussion of critical accounting policies or methods used in the preparation of financial statements. Note 3 to the Consolidated Financial Statements includes a summary of the significant accounting policies and methods used in the preparation of our Consolidated Financial Statements. The following is a brief discussion of the more significant accounting policies and methods used by us.

In addition, Financial Reporting Release No. 61 was released by the SEC to require all companies to include a discussion to address, among other things, liquidity, off-balance sheet arrangements, contractual obligations and commercial commitments.

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including the recoverability of tangible and intangible assets, disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reported period.

On an on-going basis, we evaluate such estimates. The most significant estimates relate to the allowance for doubtful accounts, reserve for inventory obsolescence, reserve for warranties, reserve for employee benefits, deferred income taxes, depreciation of fixed assets and long-lived assets, contingencies and litigation and the recognition of revenue and profits. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could vary from the estimates and assumptions used in the preparation of the accompanying financial statements.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

Revenue

Revenue is recognized upon shipment of the product when all risks of ownership have passed to the customer and the Company has no specific performance obligations remaining. Revenue related to imaging services is recognized upon customer acceptance. Amounts received in advance of acceptance are recorded as deferred revenue. Revenue related to maintenance contracts are recognized over the respective terms of the maintenance contracts.

Cost of Revenue

Our cost of revenue relating to product sales consists primarily of: the costs of purchased material; direct labor and related overhead expenses; and amortization and write-off of capitalized software.

Capitalized Software

We capitalize software development costs in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86. Such costs are capitalized after technological feasibility has been demonstrated. Such capitalized amounts are amortized commencing with product introduction on a straight-line basis utilizing the estimated economic life ranging from one to three years. Capitalized software amounts that have no future economic benefit are written down to net realizable value in the period that such value is derived. Amortization of capitalized software development is charged to cost of sales and aggregated $919, $156, and zero for 2000, 2001 and 2002, respectively. We did not capitalize any software development costs during 2001 and 2002.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist primarily of:

- salaries, commissions and travel costs for sales and marketing personnel, including trade shows; and

- expenses associated with our management, legal, accounting, contract and administrative functions.

Research and Development Expenses

Research and development expenses consist primarily of salaries and related overhead expenses paid to software and hardware engineers. Research and development costs are expensed as incurred, except for software development costs which are capitalized after technological feasibility has been demonstrated.

Results of Operations

The following table sets forth for the periods indicated certain financial data expressed as a percentage of total revenue:

	Year Ended December 31,		
	2000	**2001**	**2002**
Net sales:			
Commercial, other Federal, and alternate channel partners	69.5%	52.8%	49.6%
U.S. Air Force	30.5	47.2	42.6
Imaging	--	--	7.8
Total net sales	100.0	100.0	100.0
Cost of sales	101.6	61.5	66.6
Gross (deficit) profit	(1.6)	38.5	33.4
Selling, general & administrative expenses	72.7	55.7	90.6
Research & development expenses	14.1	13.1	12.6
Operating loss	(88.4)	(30.3)	(69.8)
Gain on sale of certain patents and intellectual property	--	--	18.5
Gain on sale of SANStar	--	2.8	--
Net interest income	1.3	0.7	--
Loss before income tax benefit	(87.1)	(26.8)	(51.3)
Income tax benefit	1.6	2.6	4.6
Net loss	(85.5)%	(24.2)%	(46.7)%

Our operating results are affected by several factors, particularly the spending fluctuations of our largest customers, including the U.S. Air Force. Due to the relatively fixed nature of certain of our costs, a decline in net sales in any fiscal quarter will have a material adverse effect on that quarter's results of operations. We do not expect such spending fluctuations to be altered in the foreseeable future.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Net Sales

Net sales decreased by approximately $4,609, or 46.0%, to $5,413 in 2002 from $10,022 in 2001. Sales of our fault tolerant enterprise storage solutions accounted for 78.9% and 80.9% of net sales in 2002 and 2001, respectively. Service revenues accounted for 16.8% and 12.2% of net sales in 2002 and 2001, respectively. Other revenues accounted for 4.3% and 6.9% of net sales in 2002 and 2001, respectively. The decrease in 2002 net sales resulted primarily from lower sales of our enterprise storage solutions to commercial and other Federal customers and the U.S. Air Force through Federal integrators, partially offset by an increase in imaging sales.

Sales to the U.S. Air Force through Federal integrators decreased by approximately $2,422, or 51.2%, to $2,307 in 2002 from $4,729 in 2001. Such sales accounted for approximately 42.6% and 47.2% of net sales in 2002 and 2001, respectively. Although we do not anticipate that the U.S. Air Force will continue to purchase from us at historical levels, either in absolute dollars or as a percentage of net sales, we believe that sales to the U.S. Air Force will continue to comprise a significant portion of our net sales. Quarterly fluctuations in sales to the U.S. Air Force are the result of several factors over which we have no control, including funding appropriations and departmental approvals. We cannot be certain that our sales to the U.S. Air Force through Federal integrators will not be adversely affected by the investigation discussed in Item 3. Legal Proceedings.

Sales to our commercial, other Federal customers, and alternate channel partners decreased by approximately $2,611, or 49.3%, to $2,682 in 2002 from $5,293 in 2001. Sales to our commercial, other Federal customers and alternate channel partners decreased primarily as a result of the U.S. economic recession and the decline of the dot-com companies. In addition, price competition in the U.S. forced us to cut our prices in certain cases. The decrease in sales to commercial, other Federal customers, and alternate channel partners was primarily due to a decrease in sales volume. We expect our sales to commercial and other Federal customers to continue to comprise a significant portion of our net sales as we concentrate our sales on data intensive applications. However, we do not expect that our alternate channel partners will continue to represent a significant portion of our net sales. Quarterly fluctuations in sales to commercial and other Federal customers are the result of several factors over which we have no control, including highly competitive markets where we are competing with much larger companies. We cannot be certain that our sales to commercial and other Federal customers will not be adversely affected by the overall poor economic conditions.

Sales to our imaging customers increased by approximately $424, or 100%, in 2002 from zero in 2001. Such increase represents management's concerted effort to increase sales within this vertical market. Although imaging net sales have not historically represented a significant portion of our net sales, we expect that our sales to imaging customers will increase as we devote additional sales and marketing efforts to this market and we gain greater recognition in the document conversion market. Quarterly fluctuations in sales to our imaging customers are due to several factors, including budget approval and departmental controls. We cannot be certain that our imaging market initiative will not be adversely affected by the overall poor economic conditions.

Gross Profit

Our gross profit decreased by approximately $2,047 to a gross profit of approximately $1,807 in 2002 from a gross profit of $3,854 in 2001. Such decrease in gross margin is primarily due to the overall decrease in sales. The gross margin percentage in 2002 was 33.4% as compared to 38.5% in 2001. Such decrease in gross margin percentage is primarily due to the lower absorption of fixed overhead cost in 2002 as compared to 2001. We expect that we will generate gross margins from our sales to the U. S. Air Force through integrators, commercial, other Federal customers, and imaging customers. Our gross margins could fluctuate depending upon the mix of net sales in any one quarter.

Operating Expenses

Selling, general and administrative (SG&A) expenses decreased by $687 or 12.3%, to $4,901 in 2002 from $5,588 in 2001. Such decrease was primarily due to the reduction in workforce which occurred during the first quarter of 2002.

SG&A expenses as a percentage of net sales represented 90.6% and 55.7% for 2002 and 2001, respectively. Such percentage increase is attributable to the reduction in revenues offset by the decrease in SG&A costs. Salaries, commissions, bonuses, employee benefits and payroll taxes were the largest components of operating expenses, accounting for 61.4% and 64.5% of such expenses in 2002 and 2001, respectively.

Research and development expenses decreased in 2002 by $625, or 47.8%, to $683 in 2002 from $1,308 in 2001. Such decrease represents the reduction in payroll expense associated with the reduction in force which occurred in the first quarter of 2002. Such expenses represented approximately 12.6% and 13.1% of our net sales for 2002 and 2001, respectively.

We will continue to manage our overall cost structure and take the necessary steps to reduce costs where appropriate in order to return to profitability. There can be no assurance, however, that we will be successful in controlling costs to the extent necessary to return to profitability.

Sale of Certain Patents and Intellectual Property

In August 2002, we sold a majority of our patents and intellectual property to Veritas Software Corporation of Mountain View, CA for $1,000. We have retained a perpetual, royalty free, non-exclusive license to the patents.

Net Interest Expense/Income

Net interest expense was $1 in 2002 as compared to net interest income of $66 for 2001. The decrease in interest income was primarily due to decreased interest rates in 2002, and lower cash balances in 2002.

<u>Year Ended December 31, 2001 Compared to Year Ended December 31, 2000</u>

Net Sales

Net sales decreased by approximately $5,000 or 33.3%, to $10,022 in 2001 from $15,022 in 2000. Sales of our fault tolerant enterprise storage solutions accounted for 80.9% and 83.5% of net sales in 2001 and 2000, respectively. Service revenues accounted for 12.2% and 6.8% of net sales in 2001 and 2000, respectively. Other revenues accounted for 6.9% and 9.7% of net sales in 2001 and 2000, respectively. The decrease in 2001 net sales resulted primarily from lower sales of our enterprise storage solutions to alternate channel partners and our commercial customers, offset in part by increased sales to the U.S. Air Force through Federal integrators.

Sales to the U.S. Air Force through Federal integrators increased by approximately $153, or 3.3%, to $4,729 in 2001 from $4,576 in 2000. Such sales accounted for approximately 47.2% and 30.5% of net sales in 2001 and 2000, respectively. The increase as a percentage of sales is primarily due to the decreases in our other sales channels.

Sales to alternate channel partners decreased by approximately $371, or 68.6%, to $170 in 2001 from $541 in 2000. Such sales accounted for approximately 1.7% and 3.6% of net sales in 2001 and 2000, respectively. Such decrease represents a decrease in sales to Unisys of approximately $407. Sales to Unisys accounted for approximately 1.3% and 3.6% of our net sales in 2001 and 2000, respectively. Sales to Tandem accounted for less than 1% of our net sales in both 2001 and 2000. We do not expect sales to alternate channel partners to constitute a significant part of our net sales in fiscal 2002.

Sales to our commercial and other Federal customers decreased by approximately $4,782 or 48.3%, to $5,123 in 2001 from $9,905 in 2000. Sales to our commercial and other Federal customers decreased primarily as a result of the U.S. economic recession and the decline of the dot-com companies. In addition, price competition in the U.S. forced us to cut our prices in certain cases. The decrease in sales to commercial and other Federal customers was primarily due to a decrease in sales volume rather than a decrease in prices.

Gross Profit

Our gross profit increased by approximately $4,100 to a gross profit of approximately $3,854 in 2001 from a gross deficit of $246 in 2000. Our gross profit in 2000 was adversely affected by $2,523 and $1,738 of charges relating to an increase in inventory obsolescence and the write-off of capitalized software, respectively. The charges taken in 2000 for inventory obsolescence relates to the repositioning of our product offering and the discontinuance of the SANStar development effort.

In June 2000, we introduced SANStar, a file aware storage architecture intended to unify disparate data, including NAS and SAN. In the fourth quarter of 2000, we discontinued our SANStar development effort due to EMC's purchase of CrosStor, the supplier of the Real Time Operating System (RTOS) used in SANStar. The SANStar product did not account for any revenues to date but represented a substantial portion of engineering costs which were capitalized in 2000. The total amount of SANStar capitalization of $1,988 was written down to $250 in December 2000. In February 2001, we sold the assets related to the SANStar technology, including certain patent applications, to Ciprico, Inc. for aggregate proceeds of approximately $580, including $250 of SANStar capitalization.

Operating Expenses

Selling, general and administrative (SG&A) expenses decreased by $5,337, or 48.9%, to $5,588 in 2001 from $10,925 in 2000. Such decrease was primarily due to the reduction in workforce by up to 40% across most departments during the first quarter of 2001 and the salary reductions agreed to by our executive officers.

SG&A expenses as a percentage of net sales represented 55.7% and 72.7% for 2001 and 2000, respectively. Such percentage decrease is attributable to the reduction in revenues combined with decreased SG&A costs. Salaries, commissions, bonuses, employee benefits and payroll taxes were the largest components of operating expenses, accounting for 64.5% and 59.0% of such expenses in 2001 and 2000, respectively.

Research and development expenses decreased in 2001 by $804, or 38.1%, to $1,308 in 2001 from $2,112 in 2000. Such decrease represents the reduction in payroll expense associated with the reduction in force which occurred in the first quarter of 2001. Such expenses represented approximately 13.1% and 14.1% of our net sales for 2001 and 2000, respectively.

Net Interest Income

Net interest income was $66 and $193 for 2001 and 2000, respectively. The decrease in interest income was primarily due to decreased interest rates in 2001 compared to 2000.

Liquidity and Capital Resources

Our cash balance was approximately $2,799 at December 31, 2002.

Net cash used in operating activities was $1,598 and $2,618 in 2002 and 2001, respectively. Net cash used in operating activities in 2002 resulted primarily from the net loss from operations after adding back depreciation, amortization and the gain on the sale of certain patents and intellectual property, offset in part by a decrease in inventories, and an increase in accounts payable, accrued liabilities and deferred revenue. Net cash provided by investing activities was $872 in 2002, and primarily represents proceeds from the sale of certain patents and intellectual property. Net cash provided by financing activities was $379 in 2002 and primarily represents net borrowings under a revolving credit agreement.

We used $128 and $461 for the acquisition of equipment by direct purchase during 2002 and 2001, respectively. Such expenditures primarily consisted of computer equipment associated with our research and development efforts.

In August 2002, we sold a majority of our patents and intellectual property to Veritas Software Corporation of Mountain View, CA for $1,000. We have retained a perpetual, royalty free, non-exclusive license to the patents.

We had working capital of $3,398 and $5,533 at December 31, 2002 and 2001, respectively.

On July 9, 1997, we entered into a full recourse factoring facility with GMAC Commercial Credit LLC (GMAC) which provides for aggregate advances not to exceed the lesser of $7 million or up to 85.0% of Eligible Receivables (as defined in the agreement - $852 as of December 31, 2002). Interest on such advances is payable monthly in arrears at the prime lending rate and we are obligated to pay certain annual fees. The factoring facility currently expires on July 30, 2003 and may be extended on an annual basis thereafter until terminated by either party upon sixty days prior written notice. Our obligations under such agreement are collateralized by substantially all of our assets. As of December 31, 2002, we had an outstanding balance of $484 under this full recourse factoring facility.

Our original agreement with GMAC restricted our ability to pay certain dividends without GMAC's prior written consent. On December 31, 2001, GMAC modified the agreement to allow us to pay dividends with respect to the Series A Preferred Stock in the form of additional shares of Series A Preferred Stock.

We have certain covenants with GMAC and we are in compliance as of December 31, 2002.

As of December 31, 2002, we have Net Operating Loss ("NOL") carryforwards for Federal income tax purposes of approximately $25,673, which will begin to expire in 2009. We also have research and development tax credit carryforwards for Federal income tax purposes of approximately $632, which will begin to expire in 2009. In addition, we have alternative minimum tax credits of approximately $76, which can be carried forward indefinitely. We experienced a change in ownership in 1996 ("1996 Ownership Change") as defined by Section 382 of the Internal Revenue Code. Accordingly, future use of these NOLs and income tax credits will be limited.

The issuance of Series A Preferred Stock in 2001 may create a change in our ownership as defined by Section 382. Therefore, further use of the NOLs and income tax credits generated subsequent to the 1996 Ownership Change may also be limited.

As of December 31, 2002, we have approximately $8,013 of state NOL carryforwards, which will begin to expire in 2005 and state research and development tax credit carryforwards of $86, which will begin to expire in 2004.

In December 2002, we sold $256 of State Research and Development tax credits, which resulted in a tax benefit of $225. In December 2001, we sold $8,147 of State NOL carryforwards, which resulted in a tax benefit of $262.

Under SFAS No. 109, a valuation allowance is established, if based on the weight of available evidence, it is more likely than not that a portion of the deferred tax asset will not be realized. Accordingly, a full valuation allowance has been provided to offset our net deferred tax assets. We will periodically reassess the valuation allowance.

On March 9, 2001, we issued 1,450,000 shares of Series A Preferred Stock to certain accredited investors pursuant to the initial closing of the Private Placement for gross proceeds equal to $2,900. On April 4, 2001 and April 19, 2001, we issued to accredited investors 250,000 and 300,000 shares of additional Series A Preferred Stock, respectively. In addition, we issued an aggregate of 125,000 shares of Series A Preferred Stock to Unterberg Towbin, our financial advisor in the Private Placement, for services provided in connection with the Private Placement. We received aggregate gross proceeds of $4,000 in connection with the Private Placement.

The terms and conditions of the Private Placement provided for a cash payment or the issuance of additional shares of the our Series A Preferred Stock if a shelf registration statement covering the shares of common stock underlying the Series A Preferred Stock issued in the Private Placement was not declared effective by the SEC within 180 days following each of three closing dates in the Private Placement. Since a shelf registration statement covering such shares was not declared effective by the SEC within the allowable timeframes, we issued an aggregate of 106,250 additional shares of its Series A Preferred Stock to its Series A Preferred Stock shareholders on October 16, 2001. We had 30 business days following the default date to issue the default shares. On October 16, 2001, we increased the number of shares designated as Series A Preferred Stock to 2,231,250.

Each share of Series A Preferred Stock was initially convertible, at the option of its holder, at any time after issuance, into eight shares of our common stock. As a result of the one-for-six reverse stock split of the our common stock, effective July 20, 2001, each share of Series A Preferred Stock is currently convertible into one and one-third (1 1/3) shares of the our common stock at the request of certain Series A Preferred Stock shareholders. The conversion ratio is subject to adjustments under certain conditions. During 2001 and 2002, respectively, 408,125 and 128,141 shares of Series A Preferred were converted into 544,167 and 167,420 shares of common stock at the request of certain Series A Preferred Stock shareholders. The Series A Preferred Stock is automatically convertible upon the consummation of our sale of common stock in a public offering that meets certain terms. The holders of Series A Preferred Stock are entitled to vote on all matters that the holders of our common stock are entitled to vote upon, on an as-converted to common stock basis. In addition, the vote of 66 2/3% of the holders of Series A Preferred Stock is required in certain circumstances. The Series A Preferred Stock ranks senior to the common stock with respect to dividends and upon liquidation, dissolution, winding up or otherwise. The holders of the outstanding shares of Series A Preferred Stock are entitled to receive, out of funds legally available for the payment of quarter-annual dividends. Each quarter-annual dividend is computed by dividing the annual dividend rate of $0.12 per share by four and is payable in cash or, at our option, in shares of Series A Preferred Stock. Series A Preferred Stock dividends are cumulative, whether or not declared, and are compounded at an annual rate of 6% on the unpaid cumulative balance. No dividends may be paid or declared upon junior securities, including common stock, unless full cumulative dividends on all outstanding shares of Series A Preferred Stock are paid or have been set apart. Dividends may be declared on parity securities, only if dividends are also declared on the Series A Preferred Stock ratably in proportion to accumulated and unpaid dividends. On November 29, 2001, the Board of Directors declared dividends in arrears valued at $193 to be paid in additional shares of Series A Preferred Stock associated with the March 15, June 15, September 15 and December 15, 2001 dividend payments. As a result, the Company issued 96,367 shares of Series A Preferred Stock on January 28, 2002. On April 26, July 25 and September 26, 2002, the Board of Directors declared dividends valued at $57 for each declaration paid in additional shares of Series A Preferred Stock. As a result, we issued 28,561 and 28,416 shares of Series A Preferred Stock for the March 15 dividend payment and the June 15 dividend payment, respectively. As of December 31, 2002, 28,574 shares of Series A Preferred Stock associated with the September 15 dividend payment have not been issued.

As of December 31, 2002, approximately $67 of dividends had accumulated and have not been declared and paid representing dividends in arrears for the period from September 16, 2002 through December 31, 2002. On January 23, 2003, the Board of Directors declared dividends valued at approximately $57 relating to the quarterly period through December 15, 2002.

The Series A Preferred Stock is subject to mandatory redemption by us four years after its issuance. The Series A Preferred Stock may also be redeemed at our option or the holder under certain conditions. Subject to certain conditions, holders of Series A Preferred Stock have a right of first offer with respect to the issuance of any new securities which would reduce such holder's holdings by 10% or more.

On March 1, 2002, we received notification from Nasdaq that our common stock had closed below the minimum $1.00 per share requirement for the previous 30 consecutive trading days as required under Marketplace Rule 4310(c)(4).

On May 23, 2002, the Nasdaq Qualifications Staff notified the Company that it did not comply with either the minimum net tangible assets or the minimum stockholders' equity requirements for continued listing set forth in Market Place Rule 4310(2)(B). The Company began trading on the Over-the-Counter Bulletin Board (OTCBB) effective with the opening of business on October 3, 2002. The trading symbol remains SENG.

We have capital leases for certain equipment. In addition, we are obligated under non-cancelable operating leases for office and warehouse space. The leases provide for all real estate taxes and operating expenses to be paid by us. Under certain leases, we have the option to renew for additional terms at specified rentals. Rent expense for such leases approximated $712, $621, and $538 for the years ended December 31, 2000, 2001, and 2002, respectively.

During 2002, the Company consolidated its two Tinton Falls, New Jersey facilities into one location and negotiated a settlement which released the Company from any and all obligations associated with the vacated facility. As part of such settlement, the Company paid $71 to the landlord.

The following is a schedule of future minimum lease payments for capital and non-cancelable operating leases, together with the present value of the net minimum lease payments, as of December 31, 2002:

	Capitalized Leases	Operating Leases
2003	$ 37	$ 280
2004	5	250
2005	4	250
Total minimum lease payments	46	$ 780
Less amount representing interest	4	
Present value of net minimum lease payments	$ 42	

In response to competitive and financial pressures, during the first quarter of 2001, we reduced our workforce by up to 40% across most departments. Additionally, our executive officers agreed to salary reductions. On February 11, 2002, we announced that we had further reduced our staff by seventeen. These reductions did not affect our sales and marketing departments. As a result, we took a charge of approximately $100 the first quarter of 2002.

Our operating results are affected by seasonal factors, particularly the spending fluctuations of our largest customers including the U.S. Air Force through Federal integrators. Due to the relatively fixed nature of certain of our costs, a decline in net sales in any fiscal quarter will have a material adverse effect on that quarter's results of operations. We do not expect such spending fluctuations to be altered in the future. A significant reduction in orders from any of our largest customers could have a material adverse effect on our results of operations. There can be no assurance that our largest customers will continue to place orders with us or that orders of our customers will continue at their previous levels.

Subject to the risks discussed in this Annual Report on Form 10-K, we believe that our existing available cash and credit facilities will be adequate to satisfy our current and planned operations for at least the next 12 months. Our operating plan, which for the year ending December 31, 2003 anticipates a loss from operations, contains assumptions regarding revenue and expenses. The achievement of the operating plan depends heavily on the timing of sales and our ability to gain new customers and make additional sales to current customers as well as monitoring our on-going costs. The continuation of operating losses, together with the risks associated with our business, and other changes in our operating assets and liabilities, may have a material adverse affect on the our future liquidity. Inability to improve operating results may require us to seek equity financing, which, if required, would cause dilution to our current stockholders. Further, if we issue additional equity securities, the new equity securities may have rights, preferences or privileges senior to those of existing holders of our common stock. If needed, there can be no assurance that we can obtain equity financing, if at all, on terms acceptable to us. If we cannot raise additional necessary funds, we could be required to reduce our capital expenditures, scale back our research and product developments, reduce our workforce and license to others products or technologies we would otherwise seek to commercialize ourselves.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We have limited exposure to financial market risks, including changes in interest rates. At December 31, 2002, all of our available excess funds were cash or cash equivalents whose value is not subject to changes in interest rates. We currently hold no derivative instruments and do not earn foreign-source income. We expect to invest our cash only in debt obligations issued by the U.S. government or its agencies with maturities of less than one year.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements required to be filed pursuant to this Item 8 are appended to this Annual Report on Form 10-K. A list of the financial statements filed herewith is found at "Item 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K."

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

CERTIFICATION

I, Gregg M. Azcuy, certify that:

1. I have reviewed this annual report on Form 10-K of Storage Engine, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: March 31, 2003

/s/ Gregg M. Azcuy
Gregg M. Azcuy, President and Chief Executive Officer
(Principal Executive Officer)

CERTIFICATION

I, Louis J. Altieri, certify that:

1. I have reviewed this annual report on Form 10-K of Storage Engine, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

    a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

    c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

    a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: March 31, 2003

/s/ Louis J. Altieri
Louis J. Altieri, Vice President,
Finance and Administration
(Principal Financial and Accounting Officer)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE

Schedules other than those listed are omitted as they are not applicable, or the required or equivalent information has been included in the financial statements or notes thereto.

INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
Storage Engine, Inc.

We have audited the accompanying consolidated balance sheets of Storage Engine, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Storage Engine, Inc. and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ EISNER, LLP (formerly Richard A. Eisner & Company, LLP)

New York, New York
February 28, 2003

STORAGE ENGINE, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Dollars in Thousands)

	December 31,	
	2001	2002
Assets		
Current Assets:		
Cash and cash equivalents	$ 3,146	$ 2,799
Accounts receivable, less allowance for doubtful accounts of $20 in 2001 and $146 in 2002	961	1,048
Inventories	2,896	1,926
Prepaid expenses and other receivables	111	109
	7,114	5,882
Property and equipment (net)	922	522
Other assets	41	31
Total Assets	$ 8,077	$ 6,435
Liabilities and Shareholders' Equity		
Current Liabilities:		
Loan payable	$ 66	$ 484
Capital lease obligations	58	34
Accounts payable	245	598
Accrued expenses and other	683	524
Warranty	387	293
Deferred revenue	142	551
	1,581	2,484
Capital lease obligations, net of current portion	30	8
	1,611	2,492
6% cumulative convertible preferred stock, Series A $.01 par value; 2,231,250 shares authorized; 1,823,125, and 1,848,328 shares issued and outstanding at December 31, 2001 and 2002, respectively, and 96,367 and 28,574 shares issuable at December 31, 2001 and 2002, respectively...	3,839	3,754
Shareholders' Equity:		
Preferred stock, $.01 par value, authorized 3,000,000 shares; issued 2,231,250 Series A shares, outstanding 1,848,328 Series A shares	--	--
Common stock, $.01 par value, authorized, 8,333,333 shares; issued and outstanding, 2,488,637 and 2,662,519 shares at December 31, 2001 and 2002, respectively	25	27
Capital in excess of par value	31,287	31,548
Accumulated deficit	(28,685)	(31,386)
Total shareholders' equity	2,627	189
Total Liabilities and Shareholders' Equity	$ 8,077	$ 6,435

See accompanying notes to consolidated financial statements.

STORAGE ENGINE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In Thousands, Except Per Share Amounts)

	Year Ended December 31		
	2000	2001	2002
Product sales – net	$13,993	$ 8,799	$ 4,506
Service sales – net	1,029	1,223	907
Total net sales	15,022	10,022	5,413
Cost of sales:			
Product	14,684	5,643	3,220
Service	584	525	386
Total cost of sales	15,268	6,168	3,606
Gross (deficit) profit	(246)	3,854	1,807
Operating expenses:			
Selling, general & administrative	10,925	5,588	4,901
Research & development	2,112	1,308	683
	13,037	6,896	5,584
Operating loss	(13,283)	(3,042)	(3,777)
Gain on sale of certain patents & intellectual property	--	--	1,000
Net gain on sale of SANStar	--	284	--
Net interest income (expense)	193	66	(1)
Loss before income tax benefit	(13,090)	(2,692)	(2,778)
Income tax benefit	235	262	248
Net loss	(12,855)	(2,430)	(2,530)
Preferred stock dividend (including beneficial conversion feature of $3,764 in 2001)	--	(4,625)	(227)
Net loss applicable to common shareholders	$ (12,855)	$ (7,055)	$ (2,757)
Net loss per common share – basic and diluted	$ (6.71)	$ (3.56)	$ (1.07)
Weighted average number of common shares – basic and diluted	1,915	1,982	2,577

See accompanying notes to consolidated financial statements.

STORAGE ENGINE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Dollars in Thousands)

	Shares	Amount	Capital in Excess of Par Value	Accumulated Deficit	Total Shareholders' Equity
Balance at January 1, 2000..	1,890,219	$ 18	$ 26,469	$ (8,786)	$ 17,701
Issuance of stock and stock option exercises..............	36,871	1	298	--	299
Net loss......................	--	--	--	(12,855)	(12,855)
Balance at December 31, 2000........................	1,927,090	19	26,767	(21,641)	5,145
Issuance of stock and stock option exercises............	17,380	1	32	--	33
Dividends on Series A preferred stock including beneficial conversion feature and fees of $3,764..........	--	--	3,677	(4,614)	(937)
Conversion of Series A preferred stock to common.........................	544,167	5	811	--	816
Net loss.........................	--	--	--	(2,430)	(2,430)
Balance at December 31, 2001............................	2,488,637	25	31,287	(28,685)	2,627
Issuance of stock under employee stock purchase plan............................	6,462	--	6	--	6
Dividends on Series A Preferred Stock................	--	--	--	(171)	(171)
Conversion of Series A preferred stock to common.......................	167,420	2	255	--	257
Net loss............................	--	--	--	(2,530)	(2,530)
Balance at December 31, 2002...........................	2,662,519	$ 27	$31,548	$(31,386)	$ 189

See accompanying notes to consolidated financial statements.

STORAGE ENGINE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in Thousands)

	Year Ended December 31,		
	2000	2001	2002
Cash flows from operating activities:			
Net loss	$ (12,855)	$ (2,430)	$ (2,530)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	1,986	951	528
Gain on sale of SANStar	–	(284)	–
Gain on sale of certain patents and intellectual property	–	–	(1,000)
Write off of capitalized software	1,738	–	–
Change in operating assets and liabilities:			
Decrease (increase) in accounts receivable	4,930	(62)	(87)
Decrease in inventories	1,118	1,556	970
(Increase) decrease in prepaid expenses and other receivables	(39)	203	12
(Decrease) increase in accounts payable, accrued liabilities and other	(472)	(2,481)	100
Increase (decrease) in deferred revenue	144	(71)	409
Net cash used in operating activities	(3,450)	(2,618)	(1,598)
Cash flows from investing activities:			
Additions to property and equipment	(475)	(461)	(128)
Gross proceeds from sale of SANStar	–	580	–
Gross proceeds from the sale of certain patents and intellectual property	–	–	1,000
Additions to capitalized software	(1,274)	–	–
Net cash (used in) provided by investing activities	(1,749)	119	872
Cash flows from financing activities:			
Borrowings under revolving credit agreement	17,283	5,673	5,963
Repayments under revolving credit agreement	(17,122)	(5,768)	(5,545)
Decrease in payable to Finova Capital	(853)	(115)	–
Repayment of capital lease obligations	(180)	(114)	(46)
Proceeds from exercise of employee stock options and issuance of common stock	299	33	7
Net proceeds from sale of Series A Preferred Stock	–	3,715	–
Net cash (used in) provided by financing activities	(573)	3,424	379
Net (decrease) increase in cash and cash equivalents	(5,772)	925	(347)
Cash and cash equivalents at beginning of year	7,993	2,221	3,146
Cash and cash equivalents at end of year	$ 2,221	$ 3,146	$ 2,799
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest	$ 141	$ 44	$ 34
Supplemental disclosure of non-cash investing and financing activities:			
Property acquired under capital lease obligations	$ 57	–	$ 12
Fees related to issuance of Series A Preferred Stock	–	$ 455	–
Dividends related to issuance of Series A Preferred Stock	–	$ 193	$ 171
Conversion of Series A Preferred to Common Stock	–	$ 816	$ 257
Issuance of additional Series A Preferred Stock relating to shelf registration	–	$ 213	–
Beneficial conversion feature on issuance of Series A Preferred Stock	–	$ 3,764	–

See accompanying notes to consolidated financial statements.

STORAGE ENGINE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in Thousands Except Per Share Information)

Note 1 – The Company

Storage Engine, Inc. ("the Company") is a provider of document imaging solutions and fault tolerant, cost effective enterprise data storage solutions that serve a wide range of business and government markets.

Through the Company's knowledge of the use of information and its handling, in connectivity options such as Direct Attached Storage (DAS), Network Attached Storage (NAS), Storage Area Networks (SAN) and the centralization of those technologies/resources, including disaster recovery and backup technologies, the Company seeks to design and implement the optimal information storage solution to meet user needs, including the Company's data intensive imaging customers. The Company offers specific solutions, as well as comprehensive information management systems, that store, capture and distribute information, including document conversions, workflow and day forward solutions for private or web enabled content.

Note 2 – Liquidity

The Company has incurred net losses and utilized cash in its operating activities for each of the years ended December 31, 2000, 2001 and 2002, and its annual net sales have declined significantly during such three year period. For the year ended December 31, 2003, management anticipates a growth in net sales attributable to its imaging division, and intends to further reduce payroll and other costs, however, management anticipates that net losses will continue and that additional cash will be utilized for operations during such year. Management believes that its working capital at December 31, 2002 together with its credit facility will be adequate to finance the Company's operations for 2003 and enable the Company to execute its business plan and ultimately achieve profitable operations.

Note 3 – Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. None of the subsidiaries are active. All significant intercompany balances and transactions have been eliminated.

Cash and Cash Equivalents

The Company considers short-term investments with a maturity of three months or less when purchased to be cash equivalents.

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or market.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives ranging from three to five years.

Equipment under capital leases is recorded at the lower of fair value or present value of minimum lease payments at the inception of the lease and are amortized over their estimated useful lives. Amortization of leasehold improvements is computed using the straight-line method over the term of the lease.

Fair Value of Financial Instruments

The fair value amounts for accounts receivable and short term debt approximate carrying amounts due to the short maturity of these instruments.

Software Development Costs

The Company capitalizes software development costs in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86. Such costs are capitalized after technological feasibility has been demonstrated. Such capitalized amounts are amortized commencing with product introduction on a straight-line basis utilizing the estimated economic life ranging from one to three years. Amortization of capitalized software development is charged to cost of sales and aggregated, $919, $156, and zero for 2000, 2001 and 2002, respectively. The Company did not capitalize any software development costs during 2001 and 2002.

Impairment of Long-lived Assets

In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", the Company records impairment losses on long-lived assets used in operations or expected to be disposed of when indicators of impairment exist and the cash flows expected to be derived from those assets are less than the carrying amounts of those assets. No such events and circumstances have occurred.

Revenue Recognition

Revenue is recognized upon shipment of the product when all risks of ownership have passed to the customer and the Company has no specific performance obligations remaining.

Revenue related to imaging services are recognized upon customer acceptance. Amounts received in advance of acceptance are recorded as deferred revenue in the accompanying consolidated balance sheets.

Revenues related to maintenance contracts are recognized over the respective terms of the maintenance contracts.

Warranty

Estimated future warranty obligations related the Company's products are provided by charges to operations in the period the related revenue is recognized.

Research and Development Costs

Research and development costs are expensed as incurred, except for software development costs as indicated above.

Income Taxes

Income taxes are accounted for by the liability method in accordance with the provisions of SFAS No. 109 "Accounting for Income Taxes".

Stock Based Compensation

The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation cost for stock options generally is measured as the excess, if any, of the quoted market price of the Company's stock over the amount an employee must pay to acquire the stock on the date that both the exercise price and the number of shares to be acquired pursuant to the option are fixed. The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" and SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure", which was released in December 2002 as an amendment to SFAS No. 123.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information is as follows (in thousands except for earnings per share information):

	Year Ended December 31,		
	2000	2001	2002
Net loss applicable to common shareholders as reported	$ (12,855)	$ (7,055)	$ (2,757)
Stock based employee compensation determined under the fair value based method	(1,959)	(2,004)	(1,469)
Pro forma net loss	$ (14,814)	$ (9,059)	$ (4,226)
Loss per share as reported			
Basic and diluted	$ (6.71)	$ (3.56)	$ (1.07)
Pro forma loss per share			
Basic and diluted	$ (7.74)	$ (4.57)	$ (1.64)

The fair value for the options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2000, 2001 and 2002: risk-free interest rates of between 5.8%-6.65% in 2000, 3.22%-4.82% in 2001 and 1.16%-1.92% in 2002; dividend yields of zero, respectively; volatility factors of the expected market price of the Company's common stock of 116.8% in 2000, 157.9% in 2001 and 160.9% in 2002; and a weighted-average expected life of six years. The weighted average fair market value of stock options granted in 2000, 2001 and 2002 was $3.31, $.50 and $.88 per share, respectively.

Per Share Information

On July 10, 2001, the Company announced the approval of a 1:6 reverse stock split effective on the close of business on Friday, July 20, 2001, pursuant to which one new share of common stock was issued in exchange for each six outstanding shares of common stock, concurrent with the changing of the Company's name from ECCS, Inc. to Storage Engine, Inc. All prior periods presented have been adjusted to reflect such stock split.

Basic earnings per common share is calculated by dividing net loss increased by cumulative dividends of Series A Preferred Stock by the weighted average number of common shares outstanding during the year. In fiscal

2000, 2001 and 2002, diluted earnings per share does not include the anti-dilutive effects of options, warrants and convertible securities exercisable or convertible into an aggregate of 530,843, 501,572, and 1,485,069 common shares, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet date and the reporting of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassification

Certain reclassifications have been made to the prior consolidated financial statements to conform with the current year's presentation.

Note 4 -- Transactions with Significant Vendors and Customers

The Company relies on certain distributors to supply it with component products from Sun Microsystems and Seagate Technologies. Although the Company believes alternative distributors of these products are available, the Company cannot be certain that it can obtain them on a timely and cost-effective basis. The Company's primary vendor for these third party products in 2002 was Nu Horizons. During fiscal 2002, purchases from Nu Horizons totaled $408, or 24.7%, of the Company's total purchases. The Company did not have any purchases from Nu Horizons in 2001 and 2000.

The Company also has a supply arrangement with Bell Microproducts pursuant to which the Company orders from Bell Microproducts when, and as needed, and on terms negotiated at the time of each order. In 2000, 2001 and 2002, purchases from Bell Microproducts aggregated approximately $4,167 or 26.1%, $1,822 or 52.7%, and $387 or 23.4%, of all purchases, respectively.

Sales to the U.S. Air Force, an end user of the Company's products through Federal integrators, totaled $4,576 or 30.5%, $4,729 or 47.2%, and $2,307 or 42.6% of total net sales in 2000, 2001 and 2002, respectively. The Company cannot be certain that its sales to the U.S. Air Force through Federal integrators will not be adversely affected by the investigation further discussed in Note 13. There are no minimum purchase requirements.

In addition, the Company made sales to the U.S. Air Force through an integrator in 2001 and 2002 of $1,583 or 15.8% of total net sales and $1,464 or 27.1% of total net sales, respectively. Sales to one commercial customer amounted to $540 or 10% of the Company's total net sales in 2002.

Segment Information

All of the Company's revenues are generated in the United States. The Company believes that it has one operating segment and classifies its revenues based upon its primary sales channels: commercial, other Federal, alternate channel partners, U. S. Air Force and imaging. The Company's revenue consists principally of its high performance storage subsystems. The U.S. Air Force principally purchases certain products of the Company, however, all Company products are available for sale in each of the channels. Revenues by sales channel are regularly reviewed by the chief operating decision maker.

The following table sets forth the net sales derived from each of the Company's sales channels:

	Year Ended December 31,		
	2000	2001	2002
Commercial, other Federal and alternate channel partners	$ 10,446	$ 5,293	$ 2,682
U.S. Air Force	4,576	4,729	2,307
Imaging	--	--	424
	$ 15,022	$ 10,022	$ 5,413

All operating expenses and assets of the Company are combined and reviewed by the chief operating decision maker on an enterprise-wide basis, resulting in no additional discrete financial information or reportable segment information.

Note 5 -- Inventories

Inventories consist of the following:

	December 31,	
	2001	2002
Purchased parts	$ 1,380	$ 2,888
Finished goods	3,439	364
	4,819	3,252
Less: inventory valuation reserve	1,923	1,326
	$ 2,896	$ 1,926

Note 6 -- Property and Equipment

Property and equipment consist of the following:

	December 31,	
	2001	2002
Furniture and fixtures	$ 483	$ 483
Computer equipment	6,231	6,390
Vehicles	13	13
Leasehold improvements	369	362
Equipment under capital leases	619	476
	7,715	7,724
Less accumulated depreciation and amortization, including $531 and $436 relating to equipment under capital leases at December 31, 2001 and 2002, respectively	6,793	7,202
	$ 922	$ 522

Depreciation and amortization expense for the years ended December 31, 2000, 2001 and 2002 was $1,986, $951 and $528, respectively.

Note 7 -- Preferred Stock

The Company has an authorized class of 3,000,000 shares of Preferred Stock which may be issued by the Board of Directors on such terms and with such rights, preferences and designations as the Board may determine. On March 8, 2001, the Company designated 1,788,750 shares as 6% Cumulative Convertible Preferred Stock, Series

A ("Series A Preferred Stock"). On April 4, 2001, April 19, 2001 and October 15, 2001, the Company increased the number of shares designated as Series A Preferred Stock to 1,793,750, 2,125,000 and 2,231,250, respectively.

On March 9, 2001, the Company issued 1,450,000 shares of Series A Preferred Stock to certain accredited investors pursuant to the initial closing of a private placement of its Series A Preferred Stock (the "Private Placement") for gross proceeds equal to $2,900. On April 4, 2001 and April 19, 2001, the Company issued to accredited investors 250,000 and 300,000 shares of additional Series A Preferred Stock, respectively. In addition, the Company issued an aggregate of 125,000 shares of Series A Preferred Stock valued at $250 to C.E. Unterberg, Towbin ("Unterberg Towbin"), the Company's financial advisor in the Private Placement, for services provided in connection with the Private Placement. The Company received aggregate gross proceeds of $4,000 in connection with the Private Placement.

In connection with the issuance of the Series A Preferred Stock, the Company recorded a dividend to Series A Preferred shareholders of approximately $3,764 representing the beneficial conversion feature resulting from the difference between the conversion price and the quoted market price of the Company's common stock as at the date of issuance. In addition, the Company incurred fees related to the issuance of Series A Preferred Stock in the amount of $205 as a preferred stock dividend.

The terms and conditions of the Private Placement provided for a cash payment or the issuance of additional shares of the Company's Series A Preferred Stock if a shelf registration statement covering the shares of Common Stock underlying the Series A Preferred Stock issued in the Private Placement was not declared effective by the SEC within 180 days following each of three closing dates in the Private Placement. Since a shelf registration statement covering such shares was not declared effective by the SEC within the allowable timeframes, the Company issued an aggregate of 106,250 additional shares of its Series A Preferred Stock valued at $213 to its Series A Preferred Stock shareholders on October 16, 2001.

Each share of Series A Preferred Stock was initially convertible, at the option of its holder, at any time after issuance, into eight shares of Common Stock. As a result of the one-for-six reverse stock split of the Company's Common Stock, effective July 20, 2001, each share of Series A Preferred Stock is currently convertible into one and one-third (1 1/3) shares of Common Stock. The conversion ratio is subject to adjustments under certain conditions. During 2001 and 2002, respectively, 408,125 and 128,141 shares of Series A Preferred Stock were converted into 544,167 and 167,420 shares of common stock at the request of certain Series A Preferred Stock shareholders. The Series A Preferred Stock is automatically convertible upon the consummation of the Company's sale of Common Stock in a public offering that meets certain terms. The holders of Series A Preferred Stock are entitled to vote on all matters that the holders of the Company's Common Stock are entitled to vote upon, on an as-converted to Common Stock basis. In addition, the vote of 66 2/3% of the holders of Series A Preferred Stock is required in certain circumstances. The Series A Preferred Stock ranks senior to the Common Stock with respect to dividends and upon liquidation, dissolution, winding up or otherwise. The holders of the outstanding shares of Series A Preferred Stock are entitled to receive, out of funds legally available for the payment of dividends, quarter-annual dividends. Each quarter-annual dividend is computed by dividing the annual dividend rate of $0.12 per share by four and is payable in cash or, at the option of the Company, in shares of Series A Preferred Stock. Series A Preferred Stock dividends are cumulative, whether or not declared, and are compounded at an annual rate of 6% on the unpaid cumulative balance. No dividends may be paid or declared upon junior securities, including Common Stock, unless full cumulative dividends on all outstanding shares of Series A Preferred Stock are paid or have been set apart. Dividends may be declared on parity securities, only if dividends are also declared on the Series A Preferred Stock ratably in proportion to accumulated and unpaid dividends. On November 29, 2001, the Board of Directors declared dividends in arrears valued at $193 to be paid in additional shares of Series A Preferred Stock associated with the March 15, June 15, September 15 and December 15, 2001 dividend payments. As a result, the Company issued 96,367 shares of Series A Preferred Stock on January 28, 2002. On April 26, July 25 and September 26, 2002, the Board of Directors declared dividends valued at $57 for each declaration, paid in additional shares of Series A Preferred Stock. As a result, the Company issued 28,561 and 28,416 shares of Series A Preferred Stock for the March 15 dividend payment and the June 15 dividend payment, respectively. As of December 31, 2002, 28,574 shares of Series A Preferred Stock associated with the September 15 dividend payment have not been issued.

As of December 31, 2002, approximately $67 of dividends had accumulated and have not been declared and paid representing dividends in arrears for the period from September 16, 2002 through December 31, 2002. On

January 23, 2003, the Board of Directors declared dividends valued at approximately $57 relating to the quarterly period through December 15, 2002.

The Series A Preferred Stock is subject to mandatory redemption by the Company four years after its issuance. The Series A Preferred Stock may also be redeemed at the option of the Company or the holder under certain conditions. Subject to certain conditions, holders of Series A Preferred Stock have a right of first offer with respect to the issuance of any new securities which would reduce such holder's holdings by 10% or more.

Note 8 -- Loan Payable

The Company has a full recourse factoring facility with GMAC Commercial Credit LLC (GMAC) which provides for aggregate advances not to exceed the lesser of $7 million or up to 85.0% of eligible receivables (as defined - $852 as of December 31, 2002). Interest on such advances is payable monthly in arrears at the prime lending rate and the Company is obligated to pay certain annual fees. The factoring facility currently expires on July 30, 2003 and may be extended on an annual basis thereafter until terminated by either party upon providing sixty days prior written notice. The obligations of the Company under such agreement are collateralized by substantially all of the assets of the Company. As of December 31, 2002, the Company had an outstanding balance of $484 under this full recourse factoring facility.

The Company's original agreement with GMAC restricted the Company's ability to pay certain dividends without GMAC's prior written consent. In December 2001, GMAC modified the agreement to allow the Company to pay dividends with respect to the Series A Preferred Stock in the form of shares of Series A Preferred Stock.

The Company has certain covenants with GMAC all of which are in compliance as of December 31, 2002.

Note 9 -- Leases

The Company has capital leases for certain equipment. In addition, the Company is obligated under non-cancelable operating leases for office and warehouse space. The leases provide for all real estate taxes and operating expenses to be paid by the Company. Under certain leases, the Company has the option to renew for additional terms at specified rentals. Rent expense for such leases approximated $712, $621 and $538 for the years ended December 31, 2000, 2001 and 2002, respectively.

During 2002, the Company consolidated its Tinton Falls, New Jersey, facilities into one location and negotiated a settlement which released the Company from any and all obligations associated with the vacated facility. As part of such settlement, the Company paid $71 to the landlord.

The following is a schedule of future minimum lease payments for capital and non-cancelable operating leases, together with the present value of the net minimum lease payments, as of December 31, 2002:

	Capitalized Leases	Operating Leases
2003	$ 37	$ 280
2004	5	250
2005	4	250
Total minimum lease payments	46	$ 780
Less amount representing interest	4	
Present value of net minimum lease payments	$ 42	

Note 10 -- Stock Option Plans

The Company has the following stock option plans:

The 1989 Stock Option Plan

Under the Company's 1989 Stock Option Plan, as amended, 150,000 shares of common stock can be issued through incentive stock options and non-statutory stock options. The incentive stock options allow designated full-time employees, including officers, to purchase shares of common stock at prices equal to fair market value at the date of grant. For individuals who own more than 10% of the stock of the Company, the exercise price for the shares may not be less than 110% of the fair market value on the date of grant. The incentive stock options expire five years from the date of the grant for shareholders owning more than 10% of the voting rights (as defined). The non-statutory stock options may be granted to full-time employees, including officers and non-employee directors or consultants at prices as determined by the Board of Directors. The stock options are exercisable over a period determined by the Board of Directors. To date, no options have been granted with a vesting period of more than five years.

A summary of the changes in outstanding common stock options under the 1989 Stock Option Plan is as follows:

	Options Outstanding	
	Shares	Weighted-Average Exercise Price
Balance at January 1, 2000	20,266	$ 12.24
Options exercised	(5,542)	8.88
Balance at December 31, 2000	14,724	13.50
Options canceled	(3,449)	8.90
Balance at December 31, 2001	11,275	14.91
Options canceled	(233)	6.00
Balance at December 31, 2002	11,042	$ 15.10
Options exercisable at December 31, 2002	11,042	$ 15.10

The weighted average remaining contractual life for the balance of options outstanding at December 31, 2002 in the 1989 Stock Option Plan is two years and the exercise price range is $9.00 - $17.22.

1996 Stock Option Plan

In June 1996, the Board of Directors of the Company adopted the 1996 Stock Plan. In June 1998 and June 2002, the shareholders approved increases in the number of shares subject to the 1996 Stock Plan. Under the 1996 Stock Plan, 1,266,667 shares of common stock currently can be issued through incentive stock options and non-statutory stock options and/or stock purchase rights. The incentive stock options allow designated employees, non-employee directors and consultants to purchase shares of common stock at prices equal to fair market value at the date of grant. For individuals who own more than 10% of the stock of the Company, the exercise price for the shares may not be less than 110% of the fair market value on the date of grant. The incentive stock options expire five years from the date of grant for shareholders owning more than 10% of the voting rights (as defined). The non-statutory stock options may be granted to employees, non-employee directors and consultants at prices as determined by the Board of Directors. The stock options are exercisable over a period determined by the Board of Directors. To date, no options have been granted with a vesting period of more than five years.

A summary of the changes in outstanding common stock options under the 1996 Stock Plan is as follows:

	Options Outstanding	
	Shares	Weighted-Average Exercise Price
Balance at January 1, 2000	149,726	$ 17.70
Options granted	75,367	37.14
Options exercised	(22,742)	7.62
Options canceled	(32,867)	27.96
Balance at December 31, 2000	169,484	25.68
Options granted	70,355	2.64
Options canceled	(81,623)	26.24
Balance at December 31, 2001	158,216	15.16

Options granted	432,556	0.85
Options canceled	(120,831)	2.79
Balance at December 31, 2002	469,941	$ 5.17
Options exercisable at December 31, 2002	103,341	$ 15.16

The weighted average remaining contractual life for the balance of options outstanding at December 31, 2002 in the 1996 Stock Option Plan is seven years and the exercise price range is $.30 - $103.86.

Non-Qualified Stock Options

A summary of the changes in outstanding common stock options under Non-Qualified agreements is as follows:

	Options Outstanding	
	Shares	Weighted-Average Exercise Price
Balance at January 1, 2000	127,701	$ 32.22
Options granted	147,383	16.68
Options canceled	(3,258)	16.44
Balance at December 31, 2000	271,826	24.00
Options granted	34,774	4.11
Options canceled	(60,350)	15.54
Balance at December 31, 2001	246,250	23.27
Options granted	662,900	0.89
Options canceled	(7,124)	16.68
Balance at December 31, 2002	902,026	$ 6.88
Options exercisable at December 31, 2002	213,328	$ 22.16

The weighted average remaining contractual life for the balance of options outstanding at December 31, 2002 under Non-Qualified agreements is seven years and the exercise price range is $.89 - $64.50.

1996 Non-Employee Directors Stock Option Plan

In February 1996, the Board of Directors of the Company adopted the 1996 Non-Employee Directors Stock Option Plan (the "1996 Non-Employee Directors Plan") pursuant to which 83,333 shares of Common Stock can be issued through non-statutory stock options. Under the terms of the 1996 Non-Employee Directors Plan, each non-employee director who first becomes a member of the Board after approval of such plan by the shareholders of the Company, shall be automatically granted, on the date such person becomes a member of the Board, an option to purchase 5,000 shares of Common Stock. In addition, each non-employee director who is a member of the Board on the first trading day of each year shall be automatically granted on such date, without further action by the Board, an option to purchase 833 shares of Common Stock. The exercise price per share under the 1996 Non-Employee Directors Plan shall be equal to the fair market value (as defined) of a share of Common Stock on the applicable grant date, and options granted under the 1996 Non-Employee Directors Plan vests over a four-year period.

A summary of the changes in outstanding common stock options under the 1996 Non-Employee Directors Plan is as follows:

	Options Outstanding	
	Shares	Weighted-Average Exercise Price
Balance at January 1, 2000	20,000	$25.38
Options granted	5,000	101.64
Balance at December 31, 2000	25,000	40.62
Options granted	11,023	1.78
Balance at December 31, 2001	36,023	28.75
Options granted	16,229	1.00
Balance at December 31, 2002	52,252	$20.13
Options exercisable at December 31, 2002	39,766	$19.41

The weighted average remaining contractual life for the balance of options outstanding at December 31, 2001 under the 1996 Non-Employee Directors Plan is six years and the exercise price range is $0.45 - $101.63.

The following table summarizes information about the Company's stock options outstanding at December 31, 2002.

	Outstanding			Exercisable	
Range of Exercise Price	Number of Options	Weighted Average Remaining Years of Contractual Life	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$0 - $.90	991,407	9	$0.87	5,532	$0.67
$.91 - $8.00	218,912	6	$5.02	164,955	$5.57
$8.01 - $40.00	150,885	6	$19.02	143,000	$16.65
$40.01 - $110.00	74,057	7	$67.67	53,990	$66.68
Total	1,435,261			367,477	

Stock Warrants

At December 31, 2002, 49,808 common stock purchase warrants with an exercise price of $7.50 per share were outstanding. Such warrants, which are held by a director of the Company, expire in 2004. At December 31, 2002, all such warrants were exercisable.

The Company has reserved 1,485,069 shares of Common Stock for the exercise of stock options and warrants as described above.

Note 11 -- Employee Stock Purchase Plan

In June 1995, the Company adopted a 1995 Employee Stock Purchase Plan (the "Purchase Plan"). The Purchase Plan allows eligible employees to purchase up to an aggregate of 66,667 shares of Common Stock, through payroll deductions during a Purchase Period, at a purchase price that shall be the lesser of (a) 85% of the fair market value of a share of Common Stock on the first day of such Purchase Period, or (b) 85% of the fair market value of a share of Common Stock on the exercise Date of such Purchase Period, as each of such terms are defined in the Purchase Plan. At December 31, 2002, 64,998 shares were issued under the Purchase Plan, of which 6,462 were issued in 2002.

Note 12 – Income Taxes

The provision for income tax (benefit) is comprised of the following:

	December 31,		
	2000	2001	2002
Federal:			
Current	$ --	$ --	$ (23)
Deferred	--	--	--
State:			
Current	(235)	(262)	(225)
Deferred	--	--	--
Total	$ (235)	$ (262)	$ (248)

Deferred income taxes reflect the net tax effect of net operating loss, tax credit carryforward and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes.

Significant components of the Company's deferred tax balances as of December 31, 2001 and 2002 are as follows:

	2001	2002
Tax credits	$ 927	$ 763
Net operating losses	7,907	9,130
Inventory, warranty and other reserves	1,075	840
Valuation allowance	(9,909)	(10,733)
Net	--	--

Under SFAS No. 109, a valuation allowance is established, if based on the weight of available evidence, it is more likely than not that a portion of the deferred tax asset will not be realized. Accordingly, a full valuation allowance has been provided to off-set the Company's deferred tax assets since the Company is in a cumulative loss position. Such valuation allowance will be reassessed periodically by the Company.

As of December 31, 2002, the Company has Net Operating Loss (NOL) carryforwards for Federal income tax purposes of approximately $25,673, which will begin to expire in 2009. The Company also has research and development tax credit carryovers for Federal income tax purposes of approximately $632, which will begin to expire in 2009. In addition, the Company has alternative minimum tax credits of approximately $76, which can be carried forward indefinitely. The Company experienced a change in ownership in 1996 ("1996 Ownership Change") as defined by Section 382 of the Internal Revenue Code. Accordingly, future use of these NOLs and income tax credits will be limited.

The issuance of Series A Preferred Stock in 2001 may create a change in the ownership of the Company as defined by Section 382. Therefore, future use of NOLs and income tax credits generated subsequent to the 1996 Ownership Change may be limited.

As of December 31, 2002 the Company has approximately $8,013 of state NOL carryforwards which will begin to expire in 2005 and state research and development tax credit carryforwards of $86, which will begin to expire in 2004.

The differences between the provision for income taxes and income taxes computed using the statutory Federal income tax rate were as follows:

	December 31,		
	2000	2001	2002
Computed tax benefit	$ (4,451)	$ (915)	$ (944)
Increase in valuation allowance	4,986	686	824
Sale of state NOL and R&D credit/other	(770)	(33)	(128)
Actual tax benefit	$ (235)	$ (262)	$ (248)

During the fourth quarter of 2000, the Company sold approximately $5,189 of state NOL carryforwards and $40 of research and development tax credit carryforwards to an unrelated third party for approximately $235. During the fourth quarter of 2001, the Company sold approximately $8,147 of state NOL carryovers to an unrelated third party for approximately $262.

During the fourth quarter of 2002, the Company sold approximately $256 of State research and development tax credits to an unrelated third party for approximately $225.

Note 13 – Commitments and Contingencies

The Company has adopted a plan whereby senior management will be entitled to six months severance payments in the event of certain terminations after a change-in-control of the Company, and an incentive bonus will be paid if such persons are still in the employ of the Company at the completion of a change-in-control.

In late January 2000, the Company received a subpoena from the United States Attorney's Office in Boston, Massachusetts for the production of documents in connection with an investigation into Federal government purchasing. The Company has been and intends to continue cooperating with the investigation and is complying fully, and intends to continue to comply fully, with the subpoena. The Company sells computer products to companies which are used by the Federal government to supply computer products to the U.S. Air Force. In addition, subpoenas were received by several of the Company's employees, including certain officers, who have testified before the grand jury. It appears that one avenue of inquiry involves the relationships and transactions of various suppliers, manufacturers (including the Company), and other companies, with companies that provide product and product-related services to the U.S. Air Force. The Company understands that the government's inquiry includes a review of the conduct of such companies and their officers and employees. The Company believes that it has not violated any Federal laws in connection with the Company's sale of computer products ultimately received by the U.S. Air Force.

In October 2000, one of the integrators to which the Company sells its products, KKP Corp., and its president pled guilty to Federal charges of mail fraud and conspiracy to defraud the United States in connection with the sale of computer products and related services to the U.S. Air Force. The Company is referred to in the court papers (known as the "Information") in such case. The Information states that the defendants periodically issued invoices to the Company for fictitious services to the U.S. Air Force that were never provided and passed such payments along to co-conspirators. The Information also states that one of the co-conspirators caused the Company "to pay a kickback of five hundred dollars for each unit sold to the Air Force, with the proceeds going to the benefit of the co-conspirators." The Company is not identified as a co-conspirator in the Information. The Company believes that it had a reasonable basis to believe these services to the U.S. Air Force were performed; that all payments made by us to KKP Corp. were properly authorized; and that the Company has not violated any Federal laws in connection with its sale of computer products to KKP Corp. which were ultimately received by the U.S. Air Force.

In October 2000, two employees of a company which assisted the Air Force in procuring computer-related products and other related parties were indicted on multiple Federal charges, including wire fraud, conspiracy to defraud the United States and money laundering in connection with the sale of computer products and related services from several vendors, including the Company, to the U.S. Air Force.. The defendants in the Indictment appear to be the co-conspirators referred to in the Information. The Company is referred to in the Indictment in terms similar to the Information. The Company believes that it had a reasonable basis to believe the services to the U.S. Air Force billed by some of the defendants in the Indictment were performed; that all payments made by the Company to any of the defendants in the Indictment were properly authorized; and that the Company has not violated any Federal laws in connection with the its sale of computer products which were ultimately received by the U.S. Air Force.

In December 2000, the United States Attorney's Office in Boston, Massachusetts advised the Company through its attorneys that the United States government has no present intentions of filing charges against the Company or any of its employees. The Company continues to believe that it has not violated any Federal laws in connection with its sale of computer products which were ultimately received by the United States Air Force.

In late 2002, the Company was contacted through its counsel by an Assistant United States Attorney in the Civil Division of the United States Attorney's office in Boston who raised the question of whether the Company had civil responsibility to the government for the events described above. The government indicated its belief that it may have civil causes of action against the Company under Federal, state and common law arising from or in connection with the work performed for, and billings to, the Federal government. Discussions are ongoing between the government and Company counsel regarding the merits of such causes of action and the possible settlement of the same prior to any possible litigation.

In September 1999, the Company entered into a Master Sale Agreement with Hitachi Computer Products (America), Inc. Pursuant to such agreement, Hitachi began assembling the Synchronix 2000 in January 2001. The agreement does not contain specific quantity commitments and purchases are made on a purchase order basis. The agreement does not include any long-term commitment by either party.

On June 22, 2001, the Company notified Hitachi of the Company's intent to terminate the Master Sale Agreement as of September 22, 2001 in accordance with the requirements of such agreement. The Company will assemble the Synchronix product previously assembled by Hitachi internally in the Company's New Jersey facility. Hitachi was refusing to deliver certain goods which the Company had paid for in full. On October 10, 2001, the Company filed suit against Hitachi in Federal District Court in New Jersey seeking specific performance on the delivery of such goods, which was subsequently delivered. In December 2001, both parties agreed to resolve this matter in binding arbitration. On February 28, 2003, the Decision of Arbitrator was received awarding Hitachi $24, which was offset by attorney fees awarded to the Company in the amount of $6, resulting in a sum payable to Hitachi of $18.

Note 14 -- Quarterly Financial Information

	Quarterly Financial Information (unaudited) 2001			
	Q1	Q2	Q3	Q4
Net sales	$4,207	$2,576	$1,169	$2,070
Gross profit	1,793	1,023	196	842
Net income (loss)	42	(703)	(1,372)	(397)
Net loss applicable to common Shareholders	(2,450)	(2,492)	(1,588)	(525)
Net loss per share – basic*	(1.27)	(1.29)	(0.82)	(0.25)
Net loss per share-dilutive*	$(1.27)	$(1.29)	$(0.82)	$(0.25)

	2002			
	Q1	Q2	Q3	Q4
Net sales	$1,157	$1,419	$1,876	$961
Gross profit	431	532	805	39
Net income (loss)	(979)	(779)	362	(1,134)
Net loss applicable to common shareholders	(1,034)	(836)	305	(1,192)
Net (loss) income per share-basic	(.41)	(.33)	.12	(.45)
Net (loss) income per share-dilutive*	$(.41)	$(.33)	$.07	$(.45)

* Earnings per share amounts for both basic and dilutive for each quarter are required to be computed independently. As a result, their sum does not equal the total year net loss per share amount.

STORAGE ENGINE, Inc. and Subsidiaries
Schedule II - Valuation and Qualifying Accounts

(in thousands)

Column A	Column B	Column C		Column D	Column E
		Additions			
DESCRIPTION	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts-Describe	Deductions-Describe	Balance at End of Period
Year ended December 31, 2002:					
Allowance for doubtful Accounts & returns/credits	$ 20	$ 126	$ --	$ --	$ 146
Tax valuation allowance	$ 9,909	$ --	$ 824(C)	$ --	$ 10,733
Inventory valuation allowance	$ 1,923	$ 350	$ --	$947 (B)	$ 1,326
Warranty reserve	$ 387	$ (94)(D)	$ --	$ --	$ 293
Year ended December 31, 2001:					
Allowance for doubtful Accounts & returns/credits	$ 310	$ --	$ --	$290 (A)	$ 20
Tax valuation allowance	$ 9,223	$ --	$ 686(C)	$ --	$ 9,909
Inventory valuation allowance	$ 2,467	$ 338	$ --	$882 (B)	$ 1,923
Warranty reserve	$ 577	$ (190)(D)	$ --	$ --	$ 387
Year ended December 31, 2000:					
Allowance for doubtful Accounts & returns/credits	$ --	$ 310	$ --	$ --	$ 310
Tax valuation allowance	$ 4,237	$ --	$ 4,986 (C)	$ --	$ 9,223
Inventory valuation allowance	$ 974	$ 2,523	$ --	$ 1,030(B)	$ 2,467
Warranty reserve	$ 746	$ (169)(D)	$ --	$ --	$ 577

(A) Amounts written off during the year.
(B) Amounts written off during the year or obsolete inventory sold.
(C) Primarily due to increase in net operating loss carryforwards.
(D) Reduction commensurate with lower sales volume.

BOARD OF DIRECTORS OF STORAGE ENGINE, INC.
Michael E. Faherty, Chairman of the Board, Storage Engine, Inc.
Gregg M. Azcuy, President and Chief Executive Officer, Storage Engine, Inc.
Gale R. Aguilar, President, Mitem Corporation
James K. Dutton, Director, Storage Engine, Inc.
Donald E. Fowler, Director, Storage Engine, Inc.
Frank R. Triolo, Director, Storage Engine, Inc.

OFFICERS OF STORAGE ENGINE, INC.
Gregg M. Azcuy, President and Chief Executive Officer
Louis J. Altieri, Vice President Finance and Administration, Chief Financial Officer

GENERAL COUNSEL
Hale and Dorr LLP
Princeton, New Jersey

INDEPENDENT AUDITORS
Eisner, LLP
New York, New York

STOCK LISTING
OTCBB: SENG

TRANSFER AGENT
American Stock Transfer & Trust Company
New York, New York

ANNUAL SHAREHOLDERS MEETING
June 26, 2003 at 9 a.m.
Storage Engine Corporate Offices
One Sheila Drive
Tinton Falls, New Jersey

INFORMATION REQUESTS
A copy of our annual report on Form 10-K filed with the Securities and Exchange Commission will be furnished without charge to any stockholder upon request to: Storage Engine, Inc., Investor Relations, One Sheila Drive, Tinton Falls, New Jersey 07724

Phone: (732) 747-6995 Webssite: www.storageengine.com
Fax: (732) 747-6542